NOTICE

The attached HEXO Corp. prospectus supplement dated May 27, 2021 is being re-filed to correct typographical errors on page S-ii where the Conversion Price (as defined therein) should have read “US$7.01 per Common Share” and the Conversion Rate (as defined therein) should have read “142.6533 Common Shares per $1,000 principal amount of Notes”. The amounts for these terms were correctly stated on page S-11. This refiled prospectus supplement also includes certain typographical and other minor changes to conform to the prospectus supplement filed with the Canadian securities commissions on May 27, 2021.

Filed Pursuant to General Instruction II.L of Form F-10;
File No. 333-256131

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the accompanying short form base shelf prospectus dated May 21, 2021 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference into this prospectus supplement and the accompanying short form base shelf prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this prospectus supplement and the accompanying short form base shelf prospectus to which it relates from documents filed with the securities commissions or similar regulatory authorities in Canada and filed with, or furnished to, the U.S. Securities and Exchange Commission in the United States. Copies of the documents incorporated by reference herein may be obtained on request without charge from the Corporate Secretary of HEXO Corp. at 3000 Solandt Road, Ottawa, Ontario, K2K 2X2 (telephone 1-844-406-1852), and are also available electronically at www.sedar.com and www.sec.gov.

New Issue	May 27, 2021

PROSPECTUS SUPPLEMENT

TO THE SHORT FORM BASE SHELF PROSPECTUS DATED MAY 21, 2021

HEXO CORP.

US$360,000,000

SENIOR SECURED CONVERTIBLE NOTES

This prospectus supplement (the “Prospectus Supplement”), together with the accompanying short form base shelf prospectus dated May 21, 2021 (the “Shelf Prospectus”), as amended or supplemented, qualifies the distribution (the “Offering”) of US$360,000,000 aggregate original principal amount of senior secured convertible notes (the “Notes”) of HEXO Corp. (“HEXO” or the “Company”), directly to a U.S. institutional purchaser and certain of its affiliates or related funds (collectively, the “Purchaser”). The Notes are being sold at a purchase price of US$327,600,000, or approximately 91.0% of their original principal amount. The Notes will mature on May 1, 2023 (the “Maturity Date”). If not previously converted, all principal repayments of the Notes will be made at a price equal to 110% of the principal amount of the Notes being repaid (the “Repayment Price”). The Notes do not bear interest except upon the occurrence of an event of default.

The Notes will be sold directly to the Purchaser pursuant to a securities purchase agreement dated May 27, 2021 between HEXO and the Purchaser (the “Purchase Agreement”). The purchase price for the Notes and the conversion and redemption features and other terms of the Notes were determined by negotiation between the Company and the Purchaser. The Notes will be issued in registered form under a trust indenture (the “Indenture”) dated May 27, 2021 between the Company and GLAS Trust Company LLC as trustee (the “Trustee”), as supplemented and modified by resolutions of the board of directors of the Company pursuant to the Indenture. It is expected that the closing of the Offering (the “Closing”) will occur on May 27, 2021 or such later date as the Company and the Purchaser may agree (the “Closing Date”).

The Company has retained A.G.P./Alliance Global Partners (the “Placement Agent”) to act as its exclusive placement agent in the United States for the Offering, and has entered into a placement agent agreement dated May 27, 2021 (the “Agency Agreement”) with the Placement Agent in connection with the Offering. The Company has agreed to pay the Placement Agent a cash fee in the amount of 4.0% of the gross proceeds from the Offering, as well as a fee in the amount of 0.5% of the gross proceeds from the Offering to be satisfied in Common Shares. See “Plan of Distribution”.

The Notes will be secured obligations of the Company. Payment of principal, premium, if any, and interest, if any, on the Notes will be fully and unconditionally guaranteed on a secured basis by the Company’s wholly-owned subsidiary, HEXO Operations Inc.

On Closing, 70% of the proceeds from the Offering, being the amount of US$229,320,000 (the “Escrowed Funds”), will be placed with GLAS Americas LLC (the “Escrow Agent”) to be held in escrow pending the satisfaction of certain escrow release conditions related to the Potential Acquisition (as defined herein) (the “Escrow Release Conditions”). If the Escrow Release Conditions are satisfied prior to December 1, 2021 (the “Escrow Release Deadline”), the Escrowed Funds and the interest earned thereon (the “Earned Interest”) will be released to HEXO and will be used for purposes of completing the Potential Acquisition.

If the Escrow Release Conditions are not satisfied prior to the Escrow Release Deadline, or if the Escrow Release Conditions become incapable of being satisfied prior to the Escrow Release Deadline, subject to any other agreement by the Company and the Purchaser, the Escrow Agent may be instructed by the Purchaser to release and pay all or a portion of the funds held in escrow by the Escrow Agent under the Escrow Agreement to the Purchaser. Any funds released to the Purchaser by the Escrow Agent shall redeem a portion of the principal amount of the Notes in an amount equal to the funds released divided by 105%. See “The Company—Recent Developments—The Potential Acquisition” and “Plan of Distribution”.

Note Conversion Privilege

Subject to certain limitations, the Notes will be convertible into freely tradeable common shares of the Company (the “Common Shares”) at the option of the holder of the Notes at any time prior to 5:00 p.m. (New York City time) on the second scheduled trading day prior to the Maturity Date, at a conversion price of US$7.01 per Common Share (the “Conversion Price”), representing a conversion rate of approximately 142.6533 Common Shares per $1,000 principal amount of Notes (the “Conversion Rate”), subject to adjustment in accordance with the terms of the Notes.

If the Purchaser voluntarily converts all or a portion of the Notes during the 15 trading day period following the execution of a definitive agreement for and public announcement of the Potential Acquisition, the Company is required to make an additional cash payment to the Purchaser equal to 10.0% of the principal amount of the Notes so converted, provided that the Early Conversion Payment will only apply to the conversion of up to US$50,000,000 principal amount of the Notes, which amount may be increased if mutually agreed by the Company and the Purchaser.

Subject to certain conditions and limitations, HEXO can force the Purchaser to convert the Notes if the share price of the Common Shares closes above 150% of the Conversion Price for 20 consecutive VWAP trading days. However, if the share price is less than 175% of the Conversion Price for any 5 VWAP trading days of the applicable VWAP trading day period, HEXO will be required to make an additional payment to the Purchaser on any such forced conversion of the Notes equal to 5.0% of the principal amount of the Notes outstanding immediately prior to such forced conversion.

Further particulars concerning the conversion privilege, including provisions for the adjustment of the Conversion Price, are set out under “Description of the Notes—Conversion Privilege”.

On the first day of each month beginning on July 1, 2021 and ending on the Maturity Date (each, an “Optional Redemption Date”), the Purchaser will have the option to require the Company to partially redeem the Note for US$15,000,000 of principal amount (each an “Optional Redemption Payment”); provided, that commencing with the October 1, 2021 Optional Redemption Date and continuing for the subsequent eleven (11) Optional Redemption Payments, the Purchaser will have the option to require the Company to partially redeem the Note for up to US$20,000,000 of principal amount. All Optional Redemption Payments will be paid at an amount equal to the Repayment Price for the portion of the principal amount of the Notes being redeemed as of such Optional Redemption Date. Any unexercised Optional Redemption Payment may be deferred by the Purchaser to any future Optional Redemption Date upon written notice, provided, that in no event shall the total amount of any Optional Redemption Payment and all Deferred Optional Redemption Payments payable on any single Optional Redemption Date (other than at the Maturity Date, if applicable) exceed $49,500,000 (representing $45,000,000 in Principal Amount); provided further, however that such limitation on the total amount of any Optional Redemption Payment or on the total amount of Deferred Optional Redemption Payments payable on any single Optional Redemption Date shall not apply until such date as the shareholders shall have approved the Potential Acquisition and have provided the Requisite Shareholder Approval (as defined herein). HEXO and the Purchaser can agree to increase the amount of any single Optional Redemption Payment by mutual written consent.

S-ii

If the Purchaser wishes to convert any Optional Redemption Payment that would otherwise by paid by the Company in cash into Common Shares, the Purchaser must provide notice of such conversion to the Company no later than 4:30 p.m. (New York City time) on the day such Optional Redemption Payment is due in accordance with the terms of this Note, and any such conversion will not reduce the amount of future Optional Redemption Payments.

The Company can elect to pay any Optional Redemption Payment in cash or, subject to certain conditions, in freely tradeable Common Shares (the “Optional Redemption Shares”), or a combination thereof. Any Optional Redemption Shares will be valued at an amount equal to 88% of the lesser of (a) the average of the volume-weighted average price of the Common Shares on the NYSE (as defined below) (“VWAP”) during the five VWAP trading days prior to the applicable payment date and (b) the average of the VWAP during the 15 VWAP trading days prior to the applicable payment date (the “Market Stock Payment Price”).

The Purchaser can require HEXO to redeem the Notes upon a Fundamental Change (as defined herein) or certain Events of Default (as defined herein) at the Fundamental Change Base Repurchase Price (as defined herein) or the Event of Default Acceleration Amount (as defined herein).

The earnings coverage ratios in respect of the Company’s indebtedness for the twelve-month periods ended July 31, 2020 and January 31, 2021, after giving effect to the Offering, are less than 1:1. See “Earnings Coverage Ratio”.

The Notes are initially being offered and sold in the United States to the Purchaser in a transaction that is registered by the Company’s registration statement on Form F-10 (File No. 333-256131) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 25, 2021, of which this Prospectus Supplement forms a part. In Canada, the Company has filed a short form base shelf prospectus dated May 21, 2021, as supplemented by this Prospectus Supplement. Following the initial sales of the Notes to the Purchaser, the Notes and the Common Shares that may be issued on conversion of the Notes are expected to be freely tradeable in the United States and Canada.

There is no established trading market for the Notes, and the Company does not expect such a market to develop. The Company does not plan on making an application to list the Notes on the TSX, NYSE, or any other securities exchange or other trading system. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation. See “Risk Factors”.

The outstanding Common Shares are listed and posted for trading on the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”), under the symbol “HEXO”. The TSX has conditionally approved the listing of the Common Shares issuable on conversion or redemption of the Notes (the “Note Shares”), subject to the Company fulfilling all of the listing requirements of the TSX. The NYSE has approved the listing of the Note Shares. On May 26, 2021, the last trading day on the TSX and the NYSE before the date of this Prospectus Supplement, the closing prices of the Common Shares on such exchanges were $7.73 and US$6.37 respectively.

Investing in the Notes involves certain risks that should be carefully considered. See “Risk Factors” in this Prospectus Supplement, “Risk Factors” in the Shelf Prospectus, and the other documents incorporated by reference herein and therein.

The Company is permitted, under the multi-jurisdictional disclosure system (“MJDS”) adopted by the United States and Canada, to prepare this Prospectus Supplement in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company prepares its financial statements, which are incorporated by reference herein, in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board. The Company’s financial statements may not be comparable to the financial statements of United States issuers.

The acquisition of the securities described herein may subject you to tax consequences in both the United States and Canada. This Prospectus Supplement and the accompanying Shelf Prospectus do not describe these tax consequences. Prospective investors should consult their own professional advisers to ascertain and assess the income tax and legal risks and other aspects associated with holding the securities offered hereby.

S-iii

Your ability to enforce civil liabilities under U.S. federal securities laws may be affected adversely by the fact that we are incorporated under the laws of the Province of Ontario, Canada, all of our officers and directors and some of the experts named in this Prospectus Supplement and the Shelf Prospectus are non-U.S. residents, and that some or all or a substantial portion of the assets of the Company and such persons are located outside of the United States. See “Enforceability of Civil Liabilities”.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY NOR HAS THE SEC OR ANY STATE OR CANADIAN SECURITIES COMMISSION OR REGULATORY AUTHORITY PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS SUPPLEMENT OR THE SHELF PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The Company’s head office and registered office are located at 3000 Solandt Road, Ottawa, Ontario, K2K 2X2.

S-iv

PROSPECTUS SUPPLEMENT

SHELF PROSPECTUS

NOTICE TO READER

This document consists of two parts. The first part is this Prospectus Supplement, which describes the specific terms of the Offering and adds to and supplements information contained in the Shelf Prospectus and the documents incorporated by reference herein and therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Offering. This Prospectus Supplement is deemed to be incorporated by reference in the Shelf Prospectus solely for the purpose of the Offering.

You should rely only on the information contained in or incorporated by reference in this Prospectus Supplement and the Shelf Prospectus and on the other information included in the Registration Statement of which this Prospectus Supplement and the Shelf Prospectus form a part. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. The information contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein is accurate only as of the respective dates of those documents, and you should not assume otherwise. Our business, financial condition, results of operations and prospects may have changed since those dates.

Market data and certain industry forecasts used in this Prospectus Supplement and the Shelf Prospectus and the documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus were obtained from market research, publicly available information and industry publications. Statements as to the cannabis industry, our market position and our general expectations concerning the cannabis industry are based on market data currently available to us. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, nor have we ascertained the validity or accuracy of the underlying economic assumptions relied upon therein, and we do not make any representation as to the accuracy of such information. While we are not aware of any misstatements regarding the industry data presented herein and in the Shelf Prospectus, our estimates involve risks and uncertainties and are subject to change based on various factors. Similarly, management believes that its internal research is reliable, even though such research has not been verified by any independent sources.

Unless otherwise noted or the context indicates otherwise, in this Prospectus Supplement and the Shelf Prospectus, the “Company”, “HEXO”, “we”, “us” and “our” refer to HEXO Corp. and its wholly-owned subsidiaries, and the terms “cannabis”, “CBD”, “client”, “licence” and “THC” have the meanings given to such terms in the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations (SOR 2018-144) made under the Cannabis Act (the “Cannabis Regulations”).

This Prospectus Supplement shall not be used by anyone for any purpose other than in connection with the Offering. The Company does not undertake to update the information contained or incorporated by reference herein or in the Shelf Prospectus, except as required by applicable securities laws. Information contained on, or otherwise accessed through, the Company’s website shall not be deemed to be a part of this Prospectus Supplement or the Shelf Prospectus and such information is not incorporated by reference herein or therein.

The Company is not making an offer in respect of the Notes in any jurisdiction where such offer is not permitted by law.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein contain certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can often, but not always, be identified by the use of forward-looking terminology such as “expect”, “believe”, “plan”, “project”, “assume”, “likely”, “may,” “will”, “should”, “intend”, or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking statements included in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein should not be unduly relied upon. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact.

Such forward-looking statements are made as of the date of this Prospectus Supplement, or in the case of the Shelf Prospectus or documents incorporated by reference herein or therein, as of the date of the Shelf Prospectus or each such document, as applicable. Forward-looking statements in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein include, but are not limited to, statements with respect to:

•	the competitive and business strategies of the Company;

•

the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and leveraging the brands of third parties through joint ventures and partnerships;

•	the ongoing expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

•	the expansion of the Company’s business activities, including potential acquisitions;

•	the Company’s proposed acquisition of Zenabis Global Inc. and the future impact thereof;

•	the Company’s proposed acquisition of 48North Cannabis Corp. and the future impact thereof;

•	the expected production capacity of the Company;

•	the expected sales mix of offered products;

•	the development and authorization of new products, including cannabis edibles and extracts (“cannabis derivatives”), and the timing of launch of such new products;

•	the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;

•	the Company’s Truss joint venture with Molson Coors Canada and the future impact thereof;

•	the Company’s Truss CBD USA joint venture with Molson Coors Beverage Company and the future impact thereof;

•

the expansion of the Company’s business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe, Latin America and other international jurisdictions;

•	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	applicable laws, regulations and any amendments thereof;

•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

•	the filing of trademark and patent applications and the successful registration of same;

•	the anticipated future gross margins of the Company’s operations;

•	securities class actions and other litigation to which the Company is subject;

•	the impact of the COVID-19 pandemic on the business and operations of the Company;

•	the performance of the Company’s business and operations;

•

the Company’s ability to maintain its status as neither a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended, nor an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended;

•	statements with respect to the aggregate amount of the total proceeds that the Company will receive pursuant to the Offering;

•	the Company’s expected use of the net proceeds of the Offering; and

•	the Company’s intentions with respect to the Potential Acquisition and the satisfaction of the Escrow Release Conditions.

Forward-looking statements contained in certain documents incorporated by reference in this Prospectus Supplement or the Shelf Prospectus are based on the key assumptions described in such documents. Certain of the forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein concerning the cannabis industry and the general expectations of HEXO concerning the cannabis industry and the Company’s business and operations are based on estimates prepared by HEXO using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of the cannabis industry which HEXO believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While HEXO is not aware of any misstatement regarding any industry or government data presented herein or in the documents incorporated herein by reference, the cannabis industry involves risks and uncertainties and is subject to change based on various factors.

Forward-looking statements are subject to numerous risks and uncertainties, including those relating to the Company’s ability to execute its business plan, renew required permits and licences and related regulatory compliance matters, and other factors described under the heading “Risk Factors” and elsewhere in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Readers should not place undue reliance on forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus or any documents incorporated by reference herein and therein. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking statements contained in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein are expressly qualified in their entirety by this cautionary statement. Prospective investors should read this entire Prospectus Supplement and the Shelf Prospectus, including the documents incorporated by reference herein and therein, and consult their own professional advisers, to ascertain and assess the income tax and legal risks and other aspects associated with holding Notes.

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the Shelf Prospectus solely for the purpose of the Offering. Other documents are also incorporated, or are deemed to be incorporated, by reference into the Shelf Prospectus and reference should be made to the Shelf Prospectus for full particulars thereof.

The following documents, filed by the Company with the securities commissions or similar regulatory authorities in each of the provinces and territories of Canada, and filed with, or furnished to, the SEC, are specifically incorporated by reference into, and form an integral part of, this Prospectus Supplement and the Shelf Prospectus as of the date of this Prospectus Supplement:

(a)	the annual information form (the “AIF”) of the Company dated October 29, 2020 for the fiscal year ended July 31, 2020;

(b)

the Company’s audited consolidated financial statements for the years ended July 31, 2020 and 2019, together with the reports of the independent registered public accounting firm and independent auditors thereon and the notes thereto;

(c)	the Company’s management’s discussion and analysis for the year ended July 31, 2020;

(d)	the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended January 31, 2021 and 2020 and the notes thereto;

(e)	the Company’s management’s discussion and analysis for the three and six months ended January 31, 2021;

(f)

the management information circular of the Company dated October 28, 2020 in connection with the annual and special meeting of shareholders of the Company held on December 11, 2020, as amended on December 7, 2020;

(g)

the material change report of the Company dated December 23, 2020 in respect of the consolidation of its issued and outstanding Common Shares on the basis of four (4) old Common Shares for one (1) new Common Share;

(h)

the material change report of the Company dated February 26, 2021 in respect of its entering into a definitive arrangement agreement with Zenabis Global Inc. to acquire all of the issued and outstanding common shares of Zenabis Global Inc. in an all-share transaction pursuant to a plan of arrangement; and

(i)

the material change report of the Company dated May 11, 2021 in respect of its establishment of an at-the-market equity program that allows the Company to issue and sell up to C$150.0 million (or its U.S. dollar equivalent) of Common Shares.

Any document of the type referred to above, including any material change report (other than any confidential material change report), any business acquisition report and any prospectus supplements relating to the Offering disclosing additional or updated information, subsequently filed by us with such securities commissions or regulatory authorities in Canada after the date of this Prospectus Supplement, and prior to the termination of the Offering, shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus. In addition, if we disseminate a news release in respect of previously undisclosed information that, in our determination, constitutes a “material fact” (as such term is defined under applicable Canadian securities laws), we will identify such news release as a “designated news release” for the purposes of this Prospectus Supplement and the Shelf Prospectus in writing on the face page of the version of such news release that we file on the Canadian Securities Administrator’s System for Electronic Document Analysis and Retrieval (“SEDAR”) (each such news release a “Designated News Release”), and each such Designated News Release shall be deemed to be incorporated by reference into this Prospectus Supplement and the Shelf Prospectus only for the purposes of the Offering.

Documents and information in an annual report on Form 40-F filed by us with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement and the Registration Statement of which this Prospectus Supplement forms a part. In addition, any report on Form 6-K and the exhibits thereto filed or furnished by us with the SEC under the Exchange Act from the date of this Prospectus Supplement and prior to the termination or completion of the Offering shall be deemed to be incorporated by reference into this Prospectus Supplement or as exhibits to the Registration Statement of which this Prospectus Supplement forms a part, as applicable, but only if and to the extent expressly so provided in such reports. Our current reports on Form 6-K and our annual reports on Form 40-F are available on the SEC’s Electronic Data Gathering and Retrieval website (“EDGAR”), at www.sec.gov.

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Shelf Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus Supplement and the Shelf Prospectus to the extent that a statement contained in this Prospectus Supplement, or in any subsequently filed document which is or is deemed to be incorporated by reference in this Prospectus Supplement or the Shelf Prospectus, modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement or the Shelf Prospectus except as so modified or superseded.

References to the Company’s website in any documents that are incorporated by reference into this Prospectus Supplement and the Shelf Prospectus do not incorporate by reference the information on such website into this Prospectus Supplement and the Shelf Prospectus and the Company disclaims any such incorporation by reference.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Copies of the documents incorporated by reference in this Prospectus Supplement and the Shelf Prospectus may be obtained on request without charge from the Corporate Secretary of HEXO at 3000 Solandt Road, Ottawa, Ontario, K2K 2X2, telephone: 1-844-406-1852, and are also available electronically through SEDAR at www.sedar.com and EDGAR at www.sec.gov.

In addition to our continuous disclosure obligations under the securities laws of the provinces and territories of Canada, we are subject to the informational requirements of the Exchange Act and in accordance therewith file and furnish reports and other information with the SEC. Under the MJDS, such reports and other information may be prepared in accordance with the disclosure requirements of Canada, which requirements are different from those of the United States. Documents filed with, or furnished to, the SEC are available through EDGAR at www.sec.gov.

We have filed the Registration Statement on Form F-10 with the SEC under the Securities Act with respect to the Notes offered by this Prospectus Supplement. This Prospectus Supplement, which forms a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain parts of which have been omitted in accordance with the rules and regulations of the SEC. For further information with respect to us and the Offering, reference is made to the Registration Statement and to the schedules and exhibits filed therewith. Statements contained in this Prospectus Supplement as to the contents of certain documents are not necessarily complete and, in each instance, reference is made to the copy of the document filed as an exhibit to the Registration Statement. Each such statement is qualified in its entirety by such reference.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

In this Prospectus Supplement and the Shelf Prospectus, and in the documents incorporated by reference herein and therein, unless otherwise indicated, all dollar amounts and references to “$” or “C$” refer to the lawful currency of Canada, and all references to “US$” or “U.S. dollars” are to the lawful currency of the United States.

The following table sets out, for the period indicated, certain exchange rates based upon the daily average rate published by the Bank of Canada during the respective periods. The rates are set out as United States dollars per $1.00.

	Quarter Ended January 31, 2020	Quarter Ended January 31, 2021	Fiscal Year Ended July 31, 2019	Fiscal Year Ended July 31, 2020
Low	US$0.7515	US$0.7543	US$0.7330	US$0.6898
High	US$0.7710	US$0.7920	US$0.7811	US$0.7710
Average	US$0.7597	US$0.7774	US$0.7558	US$0.7433
End	US$0.7557	US$0.7825	US$0.7606	US$0.7460

On May 27, 2021, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada daily rate, was $1.00 = US$0.8283.

THE COMPANY

The following is a summary of information about the Company and does not contain all the information about the Company that may be important to you. You should read the more detailed information including, but not limited to, the Shelf Prospectus, the AIF and the financial statements and management’s discussion and analysis that are incorporated by reference into this Prospectus Supplement. See “Documents Incorporated by Reference”.

Business of the Company

HEXO is in the business of producing, marketing and selling cannabis through its wholly-owned subsidiary, HEXO Operations Inc., which is a licensed producer under the Cannabis Regulations, from its facilities in Ontario and Québec, and is a leading branded cannabis producer and product innovator.

HEXO’s near-term strategy is to be a vertically integrated consumer packaged goods (“CPG”) company in the emerging legal adult-use and previously existing medical cannabis markets across Canada, with the intention to expand internationally where regulations allow. HEXO’s primary business is to cultivate, process, package and distribute cannabis in order to serve these markets, which it currently does through (i) its 143-acre campus in Gatineau, Québec, which features 1,292,000 sq. ft. of greenhouse cultivation space and 10,000 sq. ft. of advanced automated manufacturing space, and (ii) its processing, manufacturing and distribution centre in Belleville, Ontario, which features 932,190 sq. ft. of commercial space and serves as the Company’s main production facility for processing, extraction and packaging and the manufacture of cannabis derivative products.

The Company serves the legalized Canadian adult-use market through its HEXO, HEXO Plus, Up and Original Stash brands and the medical market through its HEXO brand. While the Company will continue to focus on branded cannabis products, it expects to develop its “Powered by HEXO®” strategy of introducing cannabinoids into consumer packaged goods, such as edibles, through partnerships with established CPG companies in Canada, the United States and globally.

HEXO’s overall strategy is to establish a top global cannabis company with a leading market share in Canada through having strong standards of operational excellence, execution at scale, growing low-cost, high-quality cannabis, building targeted brands for all types of cannabis consumer segments and by partnering with large, established CPG companies to introduce Powered by HEXO® products across their existing manufacturing and distribution infrastructure. HEXO is focused on building long-term sustainable shareholder value through consistent and profitable sales growth, careful management of selling, general and administrative expenses and maintaining a relatively low depreciable asset base and debt to equity ratio. The strategy is built upon three pillars: operational scalability, innovative products and brand leadership. In striving to achieve operational excellence, the Company’s immediate focus remains on effective demand planning and production. The Company is continuously looking to implement more effective techniques to streamline operations, lower production costs, drive meaningful improvements in yields and improve inventory velocity; all as a part of the Company’s renewed focus on profitability. The Company’s innovation department is actively working towards developing modern, cutting edge cannabis products for the Canadian cannabis derivatives market. The Company plans to invest in even better, science-backed cannabis experiences and platform technology, as it continues to develop advanced ingredients formulations for use with its partners. The Company will continue to use its dominant position in Québec to strengthen distribution across the country with the Company’s brands HEXO, HEXO Plus, Up, Original Stash and Bake Sale.

HEXO is centralizing its intellectual property and branding its “Powered by HEXO®” with the intention to partner with companies in different facets of the CPG market, enabling them to participate in the cannabis market beginning in Canada and subsequently around the world. Fundamentally, HEXO brings its brand value, cannabinoid isolation and delivery technology, licensed infrastructure and regulatory expertise to established companies, and in turn, HEXO plans to leverage the international distribution, base products and deep understanding of consumer markets of these partners.

Among its other activities, HEXO has entered into the Truss Limited Partnership joint venture with Molson Coors Canada to develop non-alcoholic, cannabis-infused beverages for the adult-use Canadian market. Truss Limited Partnership operates out of the Company’s Belleville, Ontario facility. HEXO has also established the Keystone Isolation Technologies Inc. (“KIT”) joint venture with Chroma Global Technologies Inc. to develop extraction, refining and isolation technologies for cannabinoids found in both cannabis and hemp that is intended to enable HEXO to bring quality extracts to its partners. Through KIT, HEXO anticipates developing scalable capacity, potency and purity for distillates and isolates that will result in a consistent supply of CBD and THC for the Canadian and global market.

Following the passage of the U.S. Agricultural Improvement Act of 2018 (the “2018 Farm Bill”), the Company is actively working on expansion plans in the United States where and as permitted by applicable U.S. federal and state laws, including U.S. Food and Drug Administration requirements, to take advantage of opportunities in hemp-derived CBD products and markets. Through its wholly-owned subsidiary HEXO USA Inc., HEXO has entered into the Truss CBD USA joint venture with Molson Coors Beverage Company to develop non-alcoholic, hemp-derived CBD beverages in the State of Colorado. Truss CBD USA launched Veryvell™, a new line of non-alcoholic, sparkling hemp-derived CBD beverages, exclusively available in the State of Colorado, in January 2021. Veryvell™ is produced and distributed within Colorado state lines following the state’s established regulatory framework for hemp-derived CBD in food and beverages and is exclusively distributed by Coors Distributing Company.

HEXO has also established the Keystone Isolation Technologies USA LLC (“KIT USA”) joint venture with Chroma Global Technologies Inc. to leverage the technology developed by KIT for its U.S. expansion plans. KIT USA will allow for in state, HEXO controlled cannabis extraction activity to support the manufacturing of CBD beverages and future products in the U.S. In addition to its Truss CBD USA joint venture with Molson Coors Beverage Company in the State of Colorado, the Company is aiming to enter select U.S. states and to offer its “Powered by HEXO®” products to U.S. CBD markets via KIT USA and future partners, to the extent that such activities fully comply with applicable laws. The Company has recently appointed a general manager for its U.S. operations who is based in the U.S. and will be responsible for all implementation aspects of U.S. operations, starting in the State of Colorado, including stand up and commissioning of production facilities, overseeing operations, supply chain and logistics, and building the Company’s U.S. team. The Company has recently acquired a facility in Colorado to use for its U.S. expansion plans, and that would be used by KIT USA in particular.

HEXO only conducts business outside of Canada in jurisdictions where such activities are legally permissible in accordance with the laws of the applicable jurisdictions and the rules and policies of the TSX and the NYSE.

The Company is selectively seeking strategic acquisitions and commercial partnerships and is in various stages of negotiations and due diligence in respect of certain potential acquisition and joint venture, investment or other commercial partnership opportunities, including the Potential Acquisition. There can be no assurance that any of these negotiations will result in acquisitions or joint ventures, investments or other commercial partnerships or, if they do, what the final terms or timing of such acquisitions or joint ventures, investments or other commercial partnerships would be. The Company expects to continue current negotiations and discussions and actively pursue other acquisition and joint venture, investment and other commercial partnership opportunities. See “Recent Developments—The Potential Acquisition”.

HEXO expects to require significant additional financing for its continued development, growth and currently contemplated or future business objectives and expansion plans, including additional anticipated contributions to its Truss Limited Partnership, Truss CBD USA, KIT and KIT USA joint ventures, contemplated U.S. expansion initiatives, potential additional expansion and improvements at its Belleville, Ontario production facility, possible repayment of certain debts of Zenabis (as defined below) following the completion of the Zenabis Acquisition (as defined below), and its possible acquisition and joint venture, investment or other commercial partnership opportunities, including the Potential Acquisition.

Recent Developments

Share Consolidation

On December 17, 2020, the Company completed a consolidation of all of its issued and outstanding Common Shares on the basis of four (4) old Common Shares for one (1) new Common Share (the “Share Consolidation”). As a result of the Share Consolidation, the Company’s issued and outstanding Common Shares were reduced from 488,650,748 to approximately 122,162,687 (disregarding the treatment of any resulting fractional shares). In addition, the exercise or conversion price and the number of Common Shares issuable under the Company’s outstanding common share purchase warrants, convertible debentures, stock options and other securities exercisable for or convertible into Common Shares were proportionately adjusted to reflect the Share Consolidation in accordance with the respective terms thereof.

The purpose of the Share Consolidation was to increase the trading price of the Common Shares and regain compliance with the NYSE’s US$1.00 minimum share price continued listing standard (the “NYSE Price Listing Standard”). HEXO had received notification from the NYSE on April 7, 2020 that it was no longer in compliance with the NYSE Price Listing Standard as a result of the average closing price of the Common Shares on the NYSE falling below US$1.00 for a consecutive 30 trading-day period. On January 4, 2021, HEXO received notification from NYSE that it has regained compliance post-Share Consolidation.

Acquisition of Zenabis Global Inc.

On February 16, 2021, HEXO entered into a definitive arrangement agreement (the “Zenabis Arrangement Agreement”) with Zenabis Global Inc. (“Zenabis”), under which HEXO will acquire all of Zenabis’ issued and outstanding common shares in an all-share transaction valued at approximately $235.0 million by way of court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Zenabis Acquisition”). Under the terms of the Arrangement Agreement, Zenabis shareholders will receive 0.01772 of a Common Share in exchange for each Zenabis common share held (the “Zenabis Exchange Ratio”). Common share purchase warrants, incentive securities and convertible debt securities of Zenabis will be adjusted in accordance with their terms to ultimately become exercisable to receive Common Shares based on the Zenabis Exchange Ratio. The Arrangement Agreement has been filed under the SEDAR profiles of HEXO and Zenabis on the SEDAR website at www.sedar.com.

Further information regarding the Zenabis Acquisition is included in the information circular that Zenabis prepared, filed and mailed to its shareholders in connection with its special meeting of shareholders held on May 13, 2021 to consider and seek shareholder approval for the transaction. Shareholders of Zenabis approved the Zenabis Acquisition at the meeting. Zenabis subsequently obtained a final court order from the Supreme Court of British Columbia approving the Zenabis Acquisition on May 18, 2021. The Zenabis Acquisition is expected to be completed on or about June 1, 2021, subject to the satisfaction or waiver of all applicable conditions precedent.

The Zenabis Acquisition is not considered a significant probable acquisition under the significance tests set out in Part 8 of National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”) as of the date of this Prospectus Supplement.

Repayment of Credit Facility

On April 30, 2021, the Company repaid the total outstanding balance on its credit facility established with certain Canadian Schedule 1 chartered banks in February 2019, together with accrued interest and associated fees, in the amount of approximately $28.9 million. The Company may obtain additional debt financing in the future.

At-the-Market Equity Program

On May 11, 2021, the Company established an at-the-market equity program (the “ATM Program”) that allows the Company to issue and sell up to $150.0 million (or its U.S. dollar equivalent) of Common Shares from treasury to the public, from time to time, at the Company’s discretion. All Common Shares sold under the ATM Program will be made through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made through the TSX, the NYSE, or any other recognized marketplace on which the Common Shares are listed, quoted or otherwise traded in Canada and the United States. Distributions of the Common Shares under the ATM Program will be made pursuant to the terms of an equity distribution agreement dated May 11, 2021 (the “Distribution Agreement”) entered into among the Company, A.G.P./Alliance Global Partners and BMO Capital Markets Corp., as U.S. agents, and BMO Nesbitt Burns Inc., as Canadian agent (collectively, the “ATM Agents”).

The volume and timing of distributions under the ATM Program, if any, will be determined in the Company’s sole discretion. The Common Shares will be distributed at the market prices prevailing at the time of each sale and, as a result, prices may vary as between purchasers and during the period of the ATM Program. The ATM Program will be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program and June 10, 2023, unless terminated prior to such date by the Company or the ATM Agents in accordance with the terms of the Distribution Agreement.

Colorado Production Facility

On May 14, 2021, the Company entered into an agreement to acquire an approximately 50,000 sq. ft. facility in Colorado to use for its U.S. expansion plans, and that would be used by KIT USA in particular. The Company anticipates the acquisition costs and subsequent capital expenditures for retrofitting and improvement of this facility will cost approximately US$6.0 million and between US$16.5 million and US$49.5 million, respectively. The Company contemplates funding any acquisition costs through existing cash resources while capital expenditures for subsequent retrofitting and improvement would occur in stages over time and be funded through future financing activities. The closing of the transaction is subject to due diligence as well as usual customary closing conditions, and is anticipated to occur during the Company’s fourth quarter ending July 31, 2021.

Acquisition of 48North Cannabis Corp.

On May 17, 2021, HEXO entered into a definitive arrangement agreement (the “48North Arrangement Agreement”) with 48North Cannabis Corp. (“48North”), under which HEXO will acquire all of 48North’s issued and outstanding common shares in an all-share transaction valued at approximately $50.0 million by way of court-approved plan of arrangement under the Canada Business Corporations Act (the “48North Acquisition”). Under the terms of the 48North Arrangement Agreement, 48North shareholders will receive 0.02366 of a Common Share in exchange for each 48North common share held (the “48North Exchange Ratio”). Common share purchase warrants and incentive securities of 48North will be adjusted in accordance with their terms to ultimately become exercisable to receive Common Shares based on the 48North Exchange Ratio. The 48North Arrangement Agreement will be filed under the SEDAR profiles of HEXO and 48North on the SEDAR website at www.sedar.com.

The 48North Acquisition needs to be approved by at least 66 2/3% of the votes cast by the shareholders of 48North present at a special meeting of 48North shareholders to be called by 48North to seek approval for the plan of arrangement to effect the 48North Acquisition. HEXO has entered into voting and support agreements with 48North’s directors and officers with respect to all 48North shares owned by them as well as voting and support agreements with certain other shareholders covering all of those shareholders’ common shares of 48North. As a result, in total approximately 25.9% of 48North’s issued and outstanding common shares are subject to signed voting and support agreements with commitments to support and vote in favour of the 48North Acquisition.

The 48North Arrangement Agreement includes customary provisions, including non-solicitation provisions, subject to the right of 48North to accept a superior proposal in certain circumstances, with HEXO having a period of five business days to exercise a right to match any such superior proposal for 48North. The Arrangement Agreement also provides for a termination fee of $2.0 million payable by 48North to HEXO if the 48North Acquisition is terminated in certain specified circumstances, as well as reciprocal expense reimbursement fees if the 48North Acquisition is terminated by either party in certain other specified circumstances.

In addition to the approval by 48North’s shareholders, the 48North Acquisition is subject to the receipt of certain regulatory, court and stock exchange approvals and the satisfaction of customary conditions precedent in transactions of this nature, as well as certain other specified conditions precedent set out in the Arrangement Agreement.

The 48North Acquisition also contemplates HEXO providing 48North with a $5.0 million subordinated secured bridge loan with a 6-month term within 30 days following signing of the 48North Arrangement Agreement to fund 48North’s short term working capital requirements.

Further information regarding the 48North Acquisition will be included in the information circular that 48North will prepare, file and mail to its shareholders in connection with its special meeting to be held to consider and seek shareholder approval for the transaction. 48North has called the special meeting for July 22, 2021.

The 48North Acquisition is not considered a significant probable acquisition under the significance tests set out in Part 8 of NI 51-102 as of the date of this Prospectus Supplement.

The Potential Acquisition

As noted above, the Company is selectively seeking strategic acquisitions and commercial partnerships and is in various stages of negotiations and due diligence in respect of certain potential acquisition and joint venture, investment or other commercial partnership opportunities. Among these initiatives, the Company is in advanced negotiations and due diligence for the potential purchase (the “Potential Acquisition”) of a large Canadian licensed producer (the “Target Business”).

The Company has not yet entered into a definitive agreement for the Potential Acquisition. If the Company enters into a definitive agreement for the Potential Acquisition, it is expected that the Potential Acquisition would be a significant acquisition for the purposes of Part 8 of NI 51-102. While discussions between the parties are late-stage, the Target Business is not prepared to enter into a definitive agreement for the Potential Acquisition unless and until the Company has demonstrated sufficient cash resources on hand to satisfy the anticipated cash portion of the purchase price as described below. Accordingly, no definitive agreement in respect of the Potential Acquisition will be entered into unless and until the Offering is completed, among other conditions. As a result, the Potential Acquisition is not considered a significant probable acquisition by the Company at this time.

The Target Business is one of Canada’s largest licensed producers with Ontario-based state-of-the-art cultivation and processing facilities and advanced automation capabilities. With a differentiated product portfolio, the Target Business enjoys significant market position in various product categories. The Target Business would be expected to improve the Company’s financial results with opportunities for additional synergies.

If a definitive agreement is entered into for the Potential Acquisition, the purchase price for the Target Business is contemplated to be in the range of $925.0 million, subject to typical adjustments for cash, indebtedness and working capital, and would require cash consideration in the range of $400.0 million, with the balance of the purchase price payable through the issuance of Common Shares to the vendors of the Target Business. It is expected that the cash consideration for the Potential Acquisition would be funded using the proceeds from the Offering.

Given the number of Common Shares the Company would be required to issue in connection with the Potential Acquisition, if a definitive agreement is entered into for the Potential Acquisition, the completion of the Potential Acquisition would be subject to the approval of the Company’s shareholders under the rules of the TSX. In addition, the Potential Acquisition would be subject to regulatory approvals, including the approvals of the TSX and the NYSE and approval under the Competition Act (Canada). If a definitive agreement is entered into for the Potential Acquisition, it is expected that completing the transaction would take several months.

There can be no assurance that a definitive agreement will be entered into for the Potential Acquisition or, if one is entered into, that anticipated approvals required for the completion of the Potential Acquisition would be obtained, other conditions would be satisfied or waived, and the Potential Acquisition would be completed.

DESCRIPTION OF THE NOTES

The Notes will be issued in registered form under the Indenture between the Company and the Trustee. The following description of the Notes is a summary of their material attributes and characteristics which does not purport to be complete and is qualified in its entirety by reference to the Indenture and Notes. The following summary uses words and terms which will be defined in the Notes. For full particulars, reference is made to the Indenture and Notes.

General

The Notes will be issued in registered form, without coupons, under the Indenture between the Company and the Trustee. The Notes will be limited to an aggregate original principal amount of US$360,000,000.

The Notes will be dated as of the Closing Date and will be sold directly to the Purchaser at a purchase price of US$327,600,000, or approximately 91.0% of their original principal amount. The Notes will mature on the Maturity Date of May 1, 2023. If not previously converted, all principal repayments of the Notes will be at the Repayment Price equal to 110% of the principal amount of the Notes being repaid.

The Notes will not bear interest except upon the occurrence of certain Defaults or Events of Default (each as defined herein). If (i) the Company fails to pay any amount payable on the Notes on or before the required payment date, then, regardless of whether such failure constitutes an Event of Default, or (ii) a Default or Event of Default occurs, interest (“Default Interest”) will accrue on the amount payable or the Principal Amount outstanding as of such failure to pay or Default or Event of Default, as applicable (a “Defaulted Amount”), to the extent lawful, at a rate of 18.0% per annum until the failure to pay or Default is cured and all outstanding Default Interest has been paid.

Conversion Privilege

Basic Conversion Privilege

Subject to certain limitations, the Notes will be convertible into freely tradeable Common Shares at the option of the Purchaser at any time prior to 5:00 p.m. (New York City time) on the second scheduled trading day prior to the Maturity Date, at the Conversion Price of US$7.01 per Common Share, representing the Conversion Rate of approximately 142.6533 Common Shares per $1,000 principal amount of Notes, subject to adjustment in accordance with the terms of the Notes.

Early Conversion Payment

If the Purchaser voluntarily converts all or a portion of the Notes during the 15 trading day period following the execution of a definitive agreement for and public announcement of the Potential Acquisition, the Company will be required to make an additional cash payment to the Purchaser equal to 10.0% of the principal amount of the Notes so converted (the “Early Conversion Payment”), provided that the Early Conversion Payment will only apply to the conversion of up to US$50,000,000 principal amount of the Notes, which amount may be increased if mutually agreed by the Company and the Purchaser.

Forced Conversion

Subject to certain conditions and limitations, HEXO will be able to force the Purchaser to convert the Notes if the share price of the Common Shares closes above 150% of the Conversion Price for 20 consecutive VWAP trading days (the “Forced Conversion”). However, if the share price is less than 175% of the Conversion Price for any 5 VWAP trading days of the applicable VWAP trading days period, HEXO will be required to make an additional cash payment to the Purchaser on any such Forced Conversion equal to 5.0% of the principal amount of the Notes outstanding immediately prior to such Forced Conversion (the “Forced Conversion Additional Payment”).

Company’s Right to Pay Early Conversion Payment or Forced Conversion Additional Payment in Shares

The Company will be able to elect, in its sole discretion but subject to the Equity Conditions described below, to make any Early Conversion Payment or any Forced Conversion Additional Payment entirely or partially in Common Shares. If the Company elects to make any such payments in Common Shares, it will be required to issue to the Purchaser that number of Common Shares equal to the quotient (rounded up to the closest whole number) obtained by dividing the payment due on the applicable date for the Early Conversion Payment or Forced Conversion Additional Payment by the Market Stock Payment Price calculated based on the applicable payment date.

If the Company desires to make such an election, it must notify the Purchaser in writing of such election, (i) in the case of an Early Conversion Payment, within one business day following the day that the Purchaser converts all or a portion of the Notes sufficient to trigger the Company’s obligation to make the Early Conversion Payment, or (ii) in the case of a Forced Conversion Additional Payment, concurrently with the Company providing notice of the Forced Conversion to the Purchaser.

The Company’s right to make any Early Conversion Payment or any Forced Conversion Additional Payment, entirely or partially, in Common Shares will be conditional on the satisfaction of certain conditions (the “Equity Conditions”), consisting of the following: (a) the Common Shares issuable upon conversion being freely tradable (as defined in the Notes); (b) the Purchaser not being in possession of any material non-public information provided by or on behalf of the Company; (c) the issuance of the Common Shares will not be limited by the Beneficial

Ownership Limitations or the Stock Exchange Limitations (each as defined herein); (d) the Company being in compliance its obligations under the Notes to maintain a sufficient reserve of shares for issuance on conversion of the Notes and the Common Shares being issued as fully paid and non-assessable shares and admitted for listing on any securities exchange on which the Common Shares are listed; (e) no public announcement of a pending, proposed or intended Fundamental Change (as defined herein) shall have occurred that has not been abandoned, terminated or consummated; (f) the daily VWAP per Common Share on the NYSE being not less than US$5.00 (subject to proportionate adjustments for any adjustments under the terms of the Notes); (G) the daily dollar trading volume of the Common Shares on the NYSE being not less than US$10,000,000; and (H) no Default or Event of Default will have occurred and be continuing. The Equity Conditions must be satisfied as of any applicable payment date and on each of the twenty previous trading days.

Redemption and Purchase

Optional Redemption Payments

On each Optional Redemption Date, the Purchaser will have the option to require the Company to redeem a portion of the Notes for an Optional Redemption Payment. The Purchaser must provide the Company with written notice of its election to be paid any Optional Redemption Payment at least 10 business days prior to the applicable Optional Redemption Date, provided, that the Purchaser may, in its sole discretion, despite such election, subsequently defer any Optional Redemption Payment (including any deferred Optional Redemption Payment or any portion thereof) one or more times to any subsequent Optional Redemption Date.

All Optional Redemption Payments will be paid at an amount equal to the applicable Repayment Price, and the amount of any Optional Redemption Payment shall not exceed the Repayment Price for the portion of the Principal Amount being redeemed as of such Optional Redemption Date. HEXO and the Purchaser can mutually agree to increase the amount of any single Optional Redemption Payment.

Any unexercised Optional Redemption Payment may be deferred by the Purchaser to any future Optional Redemption Date, in which case the Company will be required to redeem a portion of the Notes on any subsequent Optional Redemption Date elected by the Purchaser in an amount equal to the total amount of the Optional Redemption Payment to be paid on such date (or any portion thereof, as elected by the Purchaser) and all deferred Optional Redemption Payments (or any portion thereof, as elected by the Purchaser). However, the total amount of any Optional Redemption Payment and all deferred Optional Redemption Payments payable on any single Optional Redemption Date (other than at the Maturity Date, if applicable) are limited to US$49,500,000 (representing US$45,000,000 in Principal Amount); provided further, however that such limitation on the total amount of any Optional Redemption Payment or on the total amount of Deferred Optional Redemption Payments payable on any single Optional Redemption Date shall not apply until such date as the shareholders shall have approved the Potential Acquisition and have provided the Requisite Shareholder Approval.

If the Purchaser wishes to convert any Optional Redemption Payment that would otherwise by paid by the Company in cash into Common Shares, it must notify the Company of such conversion no later than 4:30 p.m. (New York City time) on the day the Optional Redemption Payment is due.

Company’s Election to Pay Optional Redemption Payments in Common Shares

Subject to certain conditions, the Company will be able to elect to pay any Optional Redemption Payment in Optional Redemption Shares, or a combination of cash and Optional Redemption Shares. Any Optional Redemption Shares issued in satisfaction of any Optional Redemption Payment will be valued at the Optional Redemption Share Price equal to 88% of the lesser of (a) the average 5 day VWAP for the Common Shares on the trading day prior to the applicable payment date and (b) the average 15 day VWAP on the trading day prior to the applicable payment date. If the Company wants to elect to pay any Optional Redemption Payment in Optional Redemption Shares, it must notify the Purchaser in writing no later than five business days following the receipt of the notice from the Purchaser for the Optional Redemption Payment.

If the Company elects to pay any Optional Redemption Payment (or any applicable portion thereof) in Optional Redemption Shares, the Purchaser will have the right to (a) convert such Optional Redemption Payment (or any applicable portion thereof) into Common Shares under its basic conversion right at any time following receipt of the Company’s notice that it is electing to pay the Optional Redemption Payment in Optional Redemption Shares up until the scheduled trading day immediately before the next Optional Redemption Date following the Optional Redemption

Date on which the Optional Redemption Payment was to be made (the “Optional Redemption Stock Payment Period”), and (b) allocate all or any portion of the Optional Redemption Payment to any scheduled trading days (any such date, an “Optional Redemption Stock Payment Date”) during the Optional Redemption Stock Payment Period. The Purchaser must provide notice to the Company of its election of any Optional Redemption Stock Payment Date and the applicable portion of the Optional Redemption Payment it is electing to receive on each such Optional Redemption Stock Payment Date by no later than 4:30 p.m. (New York City time) on such Optional Redemption Stock Payment Date. Alternatively, subject to the limitations for amounts which may be paid on any Optional Redemption Date, the Purchaser may defer such Optional Redemption Payment (or any applicable portion thereof) to any future Optional Redemption Date.

Any Optional Redemption Payment (or any applicable portion thereof) to be paid in Optional Redemption Shares will be valued at the Market Stock Payment Price as of the applicable Optional Redemption Stock Payment Dates. Any portion of the Optional Redemption Payment not paid in Common Shares because the Purchaser does not allocate such Optional Redemption Payment (or applicable portion thereof) to a scheduled trading day during the applicable Optional Redemption Stock Payment Period (other than any portion of the Optional Redemption Payment converted into Common Shares by the Purchaser under its basic conversion privilege) will be automatically deferred to the next Optional Redemption Date.

The Company’s ability to pay any Optional Redemption Payment in Optional Redemption Shares will be subject to the satisfaction of the Equity Conditions for each VWAP trading day occurring between the original notice from the Purchaser requiring the Company to pay the Optional Redemption Payment and the applicable Optional Redemption Stock Payment Date.

Limitations on Conversions

Beneficial Ownership Limitation

The Company shall not effect the conversion of any portion of the Notes, or otherwise issue shares pursuant to the Notes, and the Purchaser shall not have the right to convert any portion of the Notes, pursuant to the terms and conditions of the Notes and any such conversion or issuance shall be null and void and treated as if never made, to the extent that after giving effect to such conversion or issuance, the Purchaser together with certain other affiliate or related parties collectively would beneficially own in the aggregate more than 9.99% of the number of Common Shares outstanding immediately after giving effect to such conversion or issuance (the “Beneficial Ownership Limitation”). In the event that the Beneficial Ownership Limitation operates to prevent the right of the Company to convert all or a portion of the Notes pursuant to a Forced Conversion (a “Limited Forced Conversion”), the Company may conduct additional Forced Conversions (without further satisfying the restrictions on its ability to do so other than the Beneficial Ownership Limitation) prior to the Maturity Date so that the Company may exercise its rights to complete such Limited Forced Conversions in full, and prior to the Company’s completion of its Limited Forced Conversion in full, the Purchaser will advise the Company no less frequently than once every 30 days of the total number of Common Shares held by the Purchaser and certain other affiliates or related parties.

Stock Exchange Limitations

Under the rules of the TSX and the terms of the conditional approval for the Offering, the Company cannot issue any Common Shares on conversion, repayment or redemption of the Notes in an amount exceeding 25.0% of the number of Common Shares outstanding immediately prior to the execution of the Purchase Agreement (the “Stock Exchange Limitations”), unless the Company has obtained shareholder approval contemplated by Subsection 607(g) of the TSX Company Manual with respect to the issuance of Note Shares upon conversion of the Notes in excess of the limitations imposed by such rule. The Company would also need to obtain shareholder approval in order to permit the calculation of the number of Note Shares issuable in connection with any Optional Redemption Payment, Early Conversion Payment, Forced Conversion Additional Payment, Fundamental Change Repurchase Price or for settlement of interest, using only the Market Stock Payment Price and without regard to certain pricing permitted by the TSX conditional approval for the Offering. The foregoing shareholder approvals are the “Requisite Shareholder Approvals”.

Until the Requisite Shareholder Approval is obtained, in no event will the number of Common Shares issuable upon conversion or otherwise pursuant to the Notes, exceed 32,198,894 Common Shares in the aggregate. In addition, in no event will shares be delivered by the Company to satisfy the conversion of more than US$108,000,000 aggregate principal amount of the Notes (the “Maximum Principal Amount”), nor shall any redemption or repurchase of more than the Maximum Principal Amount be satisfied in Common Shares.

If any one or more Common Shares are not delivered as a result of the operation of the these limitations (such shares, the “Withheld Shares”), then (a) on the date such Common Shares would otherwise be issuable under the Notes, the Company will pay to the Purchaser, in addition to the Conversion Consideration otherwise due upon such conversion or Common Shares otherwise due to the Purchaser hereunder, cash in an amount equal to the product of (x) the number of such Withheld Shares; and (y) the daily VWAP per Common Share on the date for such conversion; and (b) to the extent the Purchaser purchases (in an open market transaction or otherwise) Common Shares to deliver in settlement of a sale by the Purchaser of such Withheld Shares, the Company will reimburse the Purchaser for (x) any brokerage commissions and other out-of-pocket expenses, if any, of the Purchaser incurred in connection with such purchases and (y) the excess, if any, of (A) the aggregate purchase price of such purchases over (B) the product of (I) the number of such Withheld Shares purchased by the Purchaser and (II) the daily VWAP per Common Share on the date for such conversion.

In the event the Company is required to make certain cash payments where it is unable to deliver Note Shares because of these limitations, the Company and the Purchaser can agree that certain portions of the payments will instead be added to the outstanding principal amount of the Notes.

Repurchase or Redemption Upon a Fundamental Change

No later than five business days before any “Fundamental Change” occurs, the Company must notify the Purchaser in writing of the Fundamental Change, stating the expected date the Fundamental Change will occur. The Purchaser will then have the right to require the Company to repurchase the Notes (or any portion thereof) on a business day of the Purchaser’s choosing that is no more than 20 business days after the later of the Company’s notice of the Fundamental Change and the effective date of the Fundamental Change at the Fundamental Change Base Repurchase Price equal to the greater of: (a) 115% of the then outstanding principal amount of the Notes (or portion thereof) to be repurchased; and (b) 115% of the product of (i) the Conversion Rate in effect as of the trading day immediately preceding the effective date of such Fundamental Change, (ii) the principal amount of the Notes (or portion thereof) to be repurchased divided by $1,000, and (iii) the highest daily VWAP per Common Share occurring during the 30 consecutive VWAP trading days ending on, and including, the day immediately before the effective date of such Fundamental Change, plus any accrued and unpaid interest on the Notes (or portion thereof).

A “Fundamental Change” means any of the following events: (a) a “person” or “group” (within the meaning of Section 13(d)(3) of the Exchange Act), other than (i) the Company or its wholly-owned subsidiaries, (ii) the employee benefit plans of the Company or its wholly-owned subsidiaries, or (iii) the Purchaser or any of its affiliates (including any “group” including the Purchaser or any of its affiliates), files any report with the SEC or any Canadian securities regulatory authority indicating that such person or group has become the direct or indirect “beneficial owner” (as defined below) of Common Shares representing more than 50% of the voting power of all of the Company’s then-outstanding common equity; (b) the consummation of (i) any sale, lease or other transfer, in one transaction or a series of transactions, of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, to any person (other than solely to one or more of the Company’s wholly-owned subsidiaries); or (ii) any transaction or series of related transactions in connection with which (whether by means of merger, consolidation, share exchange, combination, reclassification, recapitalization, acquisition, liquidation or otherwise) all of the Common Shares are exchanged for, converted into, acquired for, or constitutes solely the right to receive, other securities, cash or other property (other than a subdivision or combination, or solely a change in par value, of the Common Shares); provided, however, that any merger, consolidation, share exchange or combination of the Company pursuant to which the persons that directly or indirectly “beneficially owned” (as defined below) all classes of the Company’s common equity immediately before such transaction directly or indirectly “beneficially own,” immediately after such transaction, more than fifty percent (50%) of all classes of common equity of the surviving, continuing or acquiring company or other transferee, as applicable, or the parent thereof, in substantially the same proportions vis-à-vis each other as immediately before such transaction will be deemed not to be a Fundamental Change; (c) the Company’s shareholders approve any plan or proposal for the liquidation or dissolution of the Company; or (d) the Common Shares cease to be listed on certain eligible securities exchanges, including the NYSE, or the TSX.

In lieu of receiving the Fundamental Change Repurchase Price (or any portion thereof), the Purchaser may require the Company to redeem the Notes (or any portion thereof) in exchange for such number of Common Shares as is equal to the quotient (rounded up to the nearest whole number) obtained by dividing the Fundamental Change Base Repurchase Price (or applicable portion thereof) by the Market Stock Payment Price.

Events of Default

The Notes will provide that an event of default (“Event of Default”) in respect of the Notes will occur if certain events described in the Notes occur, which will include: (a) failure to make any payment of principal or premium due under the Notes when due; (b) a default for two business days in the payment when due of interest on the Notes; (c) a default in the Company’s conversion obligations under the Notes; (d) a default for three business days in the Company’s obligation to timely deliver notice of a Fundamental Change; (e) any failure to timely deliver an notice of an Event of Default or a certification that the Equity Conditions have been satisfied or provision of a materially false or inaccurate certification as to whether any Event of Default has occurred or that the Equity Conditions have been satisfied; (f) a default in any of the Company’s obligations or agreements under the Notes or related transaction documents, provided, however, that if such default can be cured, then such default will not be an Event of Default unless the Company has failed to cure such default within 10 days after the earlier of knowledge thereof by the Company or notice thereof from the Purchaser; (g) any provision of any related transaction document ceases to be valid and binding on or enforceable against the Company or any of its subsidiaries which are parties thereto, or the validity or enforceability thereof is contested, directly or indirectly, by the Company or any of its subsidiaries, or a proceeding is commenced by the Company or any of its subsidiaries or any governmental authority having jurisdiction over any of them, seeking to establish the invalidity or unenforceability thereof; (h) the Company fails to comply with certain covenants in the Notes relating to indebtedness, liens, investments, distributions, asset dispositions, minimum liquidity, Adjusted EBITDA and restricted securities issuances; (i) at any time, the Note or any Common Shares issuable upon conversion of the Notes are not freely tradable; (j) the suspension from trading or failure of the Common Shares to be trading or listed on an eligible securities exchange, including the NYSE, or the TSX, for a period of three consecutive trading days; (k) the failure of the Company or any of its subsidiaries to pay certain amounts of indebtedness when due or within any applicable grace period; (l) final judgments, orders or awards (or any settlement of any litigation or other proceeding that, if breached, would result in a judgment, order or award) being made against the Company or any of its subsidiaries in excess of certain amounts (excluding any amounts covered by insurance pursuant to which the insurer has been notified and has not denied coverage), and the commencement of enforcement proceedings in respect thereof; (m) the failure to timely file its interim reports on Form 6-K or its annual reports on Form 40-F with the SEC in the manner and within the time periods required by the Exchange Act (provided that the Company has not subsequently remedied such failure to timely file such reports), or the withdrawal or restatement of any such quarterly report or annual report previously filed with the SEC due to any material misstatement in its financial statements, or failure to comply in all material respects with its continuous disclosure obligations under applicable Canadian Securities Laws; (n) any security document related to the Notes failing or ceasing to create a valid and perfected first priority lien on the collateral provided as security for the Notes; (o) any material damage to, or loss, theft or destruction of, any collateral, or any strike, lockout, labor dispute, embargo, condemnation, act of God or public enemy, or other casualty which causes, cessation or substantial curtailment of revenue producing activities at any facility of the Company or any subsidiary for more than 15 days, which would reasonably be expected to have a material adverse effect; and (p) the bankruptcy, insolvency or reorganization under bankruptcy or insolvency laws of the Company or certain of its subsidiaries. A “Default” means any event that is (or, after notice, passage of time or both, would be) an Event of Default.

If an Event of Default occurs with respect to the Company in relation to bankruptcy, insolvency or reorganization under bankruptcy or insolvency laws, then the then outstanding principal amount of, and all accrued and unpaid interest on, the Notes will immediately become due and payable. If any other Event of Default occurs, then the Purchaser may by notice to the Company declare the Notes to become due and payable immediately for cash in an amount (“Event of Default Acceleration Amount”) equal to the greater of: (a) 115% of the then outstanding principal amount of the Notes plus accrued and unpaid interest, if any; and (b) 115% of the product of (i) the Conversion Rate in effect as of the trading day immediately preceding the date such notice is so delivered, (ii) the total then outstanding principal amount of the Notes plus accrued and unpaid interest, if any, and (iii) the greater of (x) the highest daily VWAP per Common Share occurring during the 30 consecutive VWAP trading days ending on, and including, the VWAP trading day immediately before the date such notice is so delivered and (y) the highest daily VWAP per Common Share occurring during the 30 consecutive VWAP trading days ending on, and including, the VWAP trading day immediately before the date the applicable Event of Default occurred. If an Event of Default occurs and has not been waived by the Purchaser, then the Purchaser may instruct the Escrow Agent to release and pay funds held in escrow by the Escrow Agent under the Escrow Agreement to the Purchaser in an amount not to exceed the Event of Default Acceleration Amount.

Secured Obligations

The Company’s obligations under the Notes will be secured by a first priority lien on substantially all of the Company’s assets. Payment of principal, premium, if any, and interest, if any, on the Notes will be fully and unconditionally guaranteed on a secured basis by the Company’s wholly-owned subsidiary, HEXO Operations Inc.

Covenants

The Company will be subject to various positive and negative covenants under the terms of the Notes, including but not limited to covenants relating to the following:

(a)

Incurrence of Indebtedness; Amendments to Indebtedness. The Company will not be permitted, nor will it permit any subsidiary to: (a) create, incur, assume, guarantee or be or remain liable with respect to any indebtedness, other than with respect to certain permitted indebtedness as set out in the Notes (“Permitted Indebtedness”); (b) prepay any indebtedness for borrowed money except for (i) certain permitted indebtedness repayments as set out in the Notes, (ii) subject to certain restrictions, by the conversion of indebtedness into equity securities and the payment of cash in lieu of fractional shares in connection with such conversion and (iii) a refinancing of the entire amount of such indebtedness which does not impose materially more burdensome terms upon the Company or its subsidiaries than exist in such indebtedness prior to such refinancing, but with a maturity date which is later than 181 days following the Maturity Date; or (c) amend or modify any documents or notes evidencing any indebtedness in any manner which shortens the maturity date or any amortization, redemption or interest payment date thereof or otherwise imposes materially more burdensome terms upon the Company or its subsidiaries than exist in such indebtedness prior to such amendment or modification without the prior written consent of the Purchaser. The Company will not be permitted, nor will it permit any subsidiary, to incur any indebtedness that would cause a breach or Default under the Notes or prohibit or restrict the performance of any of the Company’s or its subsidiaries’ obligations under the Notes, including without limitation, the payment of interest and principal thereon.

(b)

Liens. The Company will not, and will not permit any of its subsidiaries to, directly or indirectly, create, incur, assume or permit to exist any Lien of any kind on any asset now owned or hereafter acquired, except for certain permitted liens as set out in the Notes.

(c)

Investments. The Company will not directly or indirectly acquire or own, or make any investment in or to any person, or permit any of its subsidiaries so to do, other than certain permitted investments as set out in the Notes, and provided no Event of Default has occurred or any event or circumstance has occurred and is continuing which, with the giving of notice or passage of time or both, could constitute certain Events of Default.

(d)

Distributions. The Company will not, and will not allow any subsidiary to, (a) repurchase or redeem any class of stock or other equity interest other than pursuant to employee, director or consultant repurchase plans or other similar agreements provided under plans approved by the Board of Directors; provided, however, in each case the repurchase or redemption price does not exceed the original consideration paid for such stock or equity interest; provided further, that the Company or any subsidiary may repurchase, receive via forfeiture, withhold or transfer any class of stock or other equity interest pursuant to a net exercise of certain equity rights or other convertible security to cover the payment of the exercise price or the payment of withholding taxes associated with the exercise or vesting of equity awards under any equity compensation plan of the Company or repurchases of Common Shares, certain equity rights or other convertible security upon an employee’s, contractor’s or consultant’s termination of services, or (b) declare or pay any cash dividend or make a cash distribution on any class of stock or other equity interest, except that a subsidiary may pay dividends or make distributions to the Company or a parent company that is a direct or indirect wholly-owned subsidiary of the Company, or (c) lend money to any employees, officers or directors (subject to certain exceptions as set out in the Notes), or guarantee the payment of any such loans granted by a third party in excess of US$50,000 in the aggregate or (d) waive, release or forgive any indebtedness owed by any employees, officers or directors in excess of US$50,000 in the aggregate.

(e)

Transfers. Except for certain permitted transfers, permitted investments and permitted restricted payments as set out in the Notes, the Company will not, and will not allow any subsidiary to, voluntarily or involuntarily transfer, sell, lease, license, lend or in any other manner convey any equitable, beneficial or legal interest in any material portion of their assets.

(f)

Minimum Liquidity. The Company and its subsidiaries shall deposit within four (4) business days and maintain at all times thereafter cash and cash equivalents in one or more deposit accounts located in Canada or the United States and subject to one or more control agreements entered into in favour of the collateral agent or a control agreement entered into otherwise in accordance with the security provided in connection with the Notes in a minimum amount equal to US$95.0 million; provided that such agreements shall be “blocked” control agreements that require a direction of the collateral agent to release funds to the Company and its subsidiaries; and provided further that the Requisite Shareholder Approval has been obtained at or prior to such time, the collateral agent will release an amount not to exceed US$60,000,000 from such controlled accounts to satisfy certain obligations in connection with the Zenabis Acquisition and thereafter the minimum amount required shall be an amount equal to US$35,000,000.

(g)

Adjusted EBITDA. As of the last day of each three-month period starting with the three-month period ending January 31, 2022, the Company and its consolidated Subsidiaries will have Adjusted EBITDA (as defined in the Notes) of not less than $0.00 for the three (3)-month period ending on such day.

(h)

Change in Nature of Business. The Company will not, and the Company will cause each of its subsidiaries to not, directly or indirectly, engage in any material line of business substantially different from those lines of business conducted by or publicly contemplated to be conducted by the Company and each of its subsidiaries as of the date of issuance of the Notes or any business substantially related or incidental thereto.

(i)

Restricted Issuances. The Company will not, and will cause its subsidiaries not to, directly or indirectly, without the prior written consent of the holders of a majority in aggregate principal amount of the Notes then outstanding, (i) issue any Notes (other than as contemplated by the Purchase Agreement and the Notes) or (ii) issue any other securities where it would cause a breach or Default or that by their terms would prohibit or restrict the performance of any of the Company’s or its subsidiaries’ obligations under the Notes, including without limitation, the payment of interest and principal thereon.

(j)

Successors. The Company will not consolidate with or merge with or into, or (directly, or indirectly through one or more of its subsidiaries) sell, lease or otherwise transfer, in one transaction or a series of transactions, all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole, to another Person, other than the holder or any of its affiliates (a “Business Combination Event”), unless: (A) the resulting, surviving or transferee Person either (x) is the Company or (y) if not the Company, is a corporation (the “Successor Entity”) duly organized and existing under the laws of certain jurisdictions that expressly assumes (by executing and delivering to the holder, at or before the effective time of such Business Combination Event, a supplement to this instrument) all of the Company’s obligations under the Notes; and (B) immediately after giving effect to such Business Combination Event, no Default or Event of Default will have occurred and be continuing. At the effective time of any Business Combination Event, the Successor Entity (if not the Company) will succeed to, and may exercise every right and power of, the Company under the Notes with the same effect as if such Successor Entity had been named as the Company in the Notes, and, except in the case of a lease, the predecessor Company will be discharged from its obligations under the Notes.

Cancellation

All Notes converted, redeemed or repurchased will be cancelled and may not be reissued or resold.

Transfer or Assignment and Right of First Refusal

The Purchaser will be entitled to assign or otherwise transfer any of its rights or obligations under the Notes (or any portion thereof), provided that (a) there are restrictions on assigning or otherwise transferring the Notes to certain entities which have been agreed on between the Company and the Purchaser (“Disqualified Institutions”) and their affiliates, and (b) the Company has a right of first refusal in respect of any transfer or other disposition of the Note (or any portion thereof). Under the right of first refusal, the Company will have one day to decide to exercise the right of first refusal after being notified by the Purchaser of any proposed transfer or disposition, and two business days thereafter to complete the purchase of the Notes (or the applicable portion thereof) if it decides to exercise its right of first refusal. If the Company does not exercise its right of first refusal, the Purchaser may transfer or dispose of the Notes (or the applicable portion thereof) to any third-party that is not a Disqualified Institution or an affiliate of a Disqualified Institution.

Upon any assignment or transfer by the Purchaser of its rights or obligations under the Notes (or any portion thereof), the assignees or transferees will hold the rights and obligations under the Notes in proportion to the principal amount of the Notes held by them.

CONSOLIDATED CAPITALIZATION

The following table sets forth HEXO’s consolidated capitalization effective January 31, 2021: (i) before giving effect to the Offering; and (ii) after giving effect to the Offering (not including expenses of the Offering). This table is presented and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended January 31, 2021 and the notes thereto.

Designation	Outstanding as at January 31, 2021 before giving effect to the Offering (000’s)	Outstanding as at January 31, 2021 after giving effect to the Offering (000’s)
Cash and Cash Equivalents	$129,355	$248,008	(2)

Restricted Funds Held in Escrow	Nil	$267,858	(2)

Debt
Accounts payable and accrued liabilities	$38,585	$38,585
Warrant liabilities	$12,654	$12,654
Term loan(1)	$28,307	$28,307
Senior Secured Convertible Notes	Nil	$434,628	(3)
Convertible debentures	$30,938	$30,938
Other liabilities	$44,655	$44,655

Total Debt	$155,139	$589,767

Shareholders’ Equity
Common share capital	$1,031,036	$1,031,036
Share-based payment reserve	$64,986	$64,986
Warrant reserve	$93,731	$93,731
Contributed surplus	$35,237	$35,237
Accumulated deficit	$(684,268)	$(684,268)
Non-controlling interest	$3,750	$3,750

Total Shareholders’ Equity	$544,472	$544,472

Notes:

(1)	The term loan was paid out subsequent to the end of the Company quarter ended January 31, 2021. See “The Company—Recent Developments—Repayment of Credit Facility”.
(2)

Based on proceeds from the Offering of US$98,280,000 which would be released to the Company on closing of the Offering and converted to Canadian dollars using the Bank of Canada’s daily rate of exchange for the Canadian dollar, expressed in United States dollars, on May 27, 2021 of $1.00 = US$0.8283, or $118,653,444. The balance of the proceeds from the Offering of US$229,320,000, or C$276,858,036 based on the same exchange rate, would be placed in escrow with the Escrow Agent under the Escrow Agreement as described elsewhere in this Prospectus Supplement. US$95,000,000 of this cash would be subject to minimum liquidity requirements. See “Description of the Notes—Covenants”.

(3)

Based on US$360,000,000 aggregate original principal amount of the Notes converted to Canadian dollars using the Bank of Canada’s daily rate of exchange for the Canadian dollar, expressed in United States dollars, on May 27, 2021 of $1.00 = US$0.8283. This amount represents preliminary information which accounts solely for the Notes as debt. Given the nature and terms of the Notes, the treatment of the Notes for accounting purposes under IFRS could result in equity and liability portions of the Notes, may be complex and remains to be determined following the completion of the Offering.

There have been no changes in the consolidated capitalization of HEXO since January 31, 2021, other than the following:

(a)	subsequent to January 31, 2021, a total of 60,313 Common Shares were issued pursuant to the exercise of stock options for gross proceeds of $193,673;

(b)

subsequent to January 31, 2021, a total of 356,918 Common Shares were issued pursuant to the exercise of common share purchase warrants for gross proceeds of $Nil (these warrants were exercised in accordance with a cashless exercise feature);

(c)	subsequent to January 31, 2021, a total of 6,373,926 Common Shares were issued pursuant to sales under the ATM Program for gross proceeds of $16,896,954 and US$24,852,213.

EARNINGS COVERAGE RATIO

The following earnings coverage ratios are calculated for the Company’s twelve months ended January 31, 2021 and July 31, 2020. The proforma period for the twelve months ended January 31, 2021 was created utilizing the consolidated statements of loss and comprehensive loss for the six months ended January 31, 2021 adding the twelve months ended July 31, 2020 and deducting the six months ended January 31, 2020.

The Company’s earnings (loss) before interest and income tax expense for the twelve-month periods ended January 31, 2021 and July 31, 2020 were $(203,870,000) and $(544,371,000), respectively and the interest expense for the twelve-month periods ended January 31, 2021 and July 31, 2020 were $11,081,000 and $10,043,000, respectively, for a ratio of (18.40) and (54.20) times, respectively. The dollar amount of earnings of the Company before interest and income tax required to achieve a ratio of 1.00 times for the twelve-month periods ended January 31, 2021 and July 31, 2020 would have been $192,789,000 and $534,328,000, respectively.

After giving effect to the issuance of the Notes (without giving effect to the occurrence of any Default or Event of Default and any associated related interest), the pro forma earnings (loss) of the Company before interest and income tax expenses and ratios for the twelve-month periods ended January 31, 2021 and July 31, 2020 would remain as stated above since the Notes do not bear interest (except upon occurrence of any Default or Event of Default). However, given the nature and terms of the Notes, the treatment of the Notes for accounting purposes under IFRS is not yet determined and the earning coverage ratio was determined using a cash basis and may differ from the accounting treatment under IFRS.

DIVIDEND POLICY

HEXO has never paid any dividends on the Common Shares. HEXO does not intend to pay any dividends on the Common Shares in the foreseeable future. In addition, HEXO is restricted from paying dividends pursuant to certain solvency tests prescribed under the Business Corporations Act (Ontario) and is currently subject to contractual restrictions on the payment of dividends if any event of default under its outstanding unsecured convertible debentures occurs. See “Risk Factors”.

USE OF PROCEEDS

The Company expects to use substantially all of the net proceeds from the Offering to fund the Potential Acquisition if it occurs.

On Closing, 70% of the proceeds from the Offering, being the Escrowed Funds of US$229,320,000, will be held in escrow by the Escrow Agent pending the satisfaction of the Escrow Release Conditions. If the Escrow Release Conditions are satisfied prior to the Escrow Release Deadline, the Escrowed Funds and the Earned Interest thereon will be released to HEXO and will be used for purposes of completing the Potential Acquisition.

If the Escrow Release Conditions are not satisfied prior to the Escrow Release Deadline, or if the Escrow Release Conditions become incapable of being satisfied prior to the Escrow Release Deadline, subject to any other agreement by the Company and the Purchaser, the Escrow Agent shall be instructed by the Purchaser to release and pay all funds held in escrow by the Escrow Agent under the Escrow Agreement to the Purchaser. Any funds released to the Purchaser by the Escrow Agent shall redeem a portion of the principal amount of the Notes in an amount equal to the funds released divided by 105%.

On Closing, 30% of the proceeds from the Offering, being US$98,280,000, will be available to the Company. The Company intends to use these proceeds to fund the Potential Acquisition as well. However, if the Potential Acquisition does not occur, the Company intends to use such proceeds for general corporate purposes, which may include: (i) costs associated with the Company’s U.S. expansion plans including the contemplated acquisition of a facility in the State of Colorado and its subsequent retrofitting and improvement; (ii) capital expenditures, including potential capital expenditures to make additional improvements to the production lines at the Company’s Belleville, Ontario facility; (iii) potential future acquisitions; (iv) working capital, including replenishing existing cash resources and working capital used to pay certain transaction and integration costs and minimum debt repayments related to the Zenabis Acquisition; and (v) repayment of additional debts owed by Zenabis following the completion of the Zenabis Acquisition.

The allocation of the net proceeds will vary depending on future developments in the Company’s business operations or unforeseen events, including those listed under the “Risk Factors” section of this Prospectus Supplement. For example, the Company generated negative operating cash flow for the year ended July 31, 2020 and the six months ended January 31, 2021. The Company cannot guarantee that it will attain or maintain positive operating cash flow in the future. To the extent the Company has negative cash flows in future periods, certain of the proceeds of the Offering, if any, may be used to fund such negative operating cash flow in these periods.

PLAN OF DISTRIBUTION

The Notes will be sold directly to the Purchaser at the sale price for the Notes under the Purchase Agreement. The Purchase Agreement provides that our obligation to issue and sell the Notes to the Purchaser is subject to the conditions set forth in the Purchase Agreement. The Purchaser’s obligation to purchase the Notes is subject to the conditions set forth in the Purchase Agreement as well, including receipt of TSX and NYSE approvals, the absence of any material adverse change in our business and the receipt of customary opinions and closing certificates. We have agreed to indemnify the Purchasers against liabilities arising out of or relating to any breach of any of the representations, warranties, covenants or agreements made by us in the Purchase Agreement.

The offering price and terms for the Notes were determined by negotiation among the Company and the Purchaser with reference to the prevailing market price of the Common Shares.

It is expected that the Closing Date will occur on May 27, 2021 or such later date as the Company and the Purchaser may agree. The Purchase Agreement provides that the agreement may be terminated by the Purchaser if the Closing has not been consummated on or before the fifth trading day following the date of the Purchase Agreement.

We estimate the total expenses of the Offering, which will be payable by us, will be approximately US$1,000,000. After deducting our estimated offering expenses and the fee of the Placement Agent, we expect the net proceeds from the Offering to be approximately US$312,050,000, subject to the satisfaction of the Escrow Release Conditions and the release of the Escrowed Funds.

The Company has retained the Placement Agent to act as its exclusive placement agent in the United States for the Offering, and has entered into the Agency Agreement with the Placement Agent in connection with the Offering. The Company has agreed to pay the Placement Agent a cash fee in the amount of 4.0% of the gross proceeds from the Offering, as well as a fee in the amount of 0.5% of the gross proceeds from the Offering to be satisfied in Common Shares.

The foregoing does not purport to be a complete statement of the terms and conditions of the Purchase Agreement and the Placement Agent Agreement. Copies of the Agency Agreement, the form of Purchase Agreement and the form of certificate representing the Notes will be filed with the securities regulatory authorities in Canada on SEDAR and included as exhibits to a current report on Form 6-K to be furnished to the SEC in connection with the Offering.

There is no established trading market for the Notes, and the Company does not expect such a market to develop. The Company does not plan on making an application to list the Notes on the TSX, NYSE, or any other securities exchange or other trading system. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation.

The outstanding Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “HEXO”. The TSX has conditionally approved the listing of the Note Shares, subject to the Company fulfilling all of the listing requirements of the TSX. The NYSE has approved the listing of the Note Shares. On May 26, 2021, the last trading day on the TSX and the NYSE before the date of this Prospectus Supplement, the closing prices of the Common Shares on such exchanges were $7.73 and US$6.37 respectively.

PRIOR SALES

The following table sets forth the details regarding all issuances of Common Shares, including issuances of all securities convertible or exchangeable into Common Shares, during the 12-month period before the date of this Prospectus Supplement.

Date	Type of Security Issued	Note	Issuance/ Exercise Price per Security	Issued
May 21, 2020	Common Shares	2	$3.60	15,985,000
May 21, 2020	Common Share Purchase Warrants	2	$4.20	31,970,000
May 26, 2020	Common Shares	3	$3.84	47,500
June 9, 2020	Common Shares	3	$3.84	60,375
June 9, 2020	Common Shares	3	$4.20	79,975
June 10, 2020	Common Shares	3	$3.84	40,875
June 10, 2020	Common Shares	4	$3.20	7,373,437
June 10, 2020	Common Share Purchase Warrants	4	$4.00	14,746,875
June 11, 2020	Common Shares	3	$3.84	7,500
June 11, 2020	Common Shares	3	$4.20	11,750
June 12, 2020	Common Shares	3	$4.20	30,262
June 12, 2020	Common Shares	3	$3.84	66,250
June 15, 2020	Common Shares	3	$3.84	54,375
June 15, 2020	Common Shares	3	$4.20	5,500
June 16, 2020	Common Shares	3	$3.84	668,750
June 17, 2020	Common Shares	3	$4.20	12,500
June 22, 2020	Common Shares	5	US$3.15	438,362
June 22, 2020	Common Shares	5	$4.26	310,875
June 23, 2020	Common Shares	5	US$3.02	340,910
June 23, 2020	Common Shares	5	$4.06	325,025
June 24, 2020	Common Shares	5	$4.00	175,550
June 24, 2020	Common Shares	5	US$2.96	117,486
June 25, 2020	Common Shares	5	$4.33	550,000
June 25, 2020	Common Shares	5	US$3.23	628,560
June 26, 2020	Common Shares	5	US$2.98	302,171
June 26, 2020	Common Shares	5	$4.02	282,375
June 29, 2020	Common Shares	5	$4.00	49,975
June 29, 2020	Common Shares	5	US$2.96	8,350
June 30, 2020	Common Shares	4	$3.20	1,957,812
June 30, 2020	Common Share Purchase Warrants	4	$4.00	3,915,625
July 1, 2020	Common Shares	5	US$2.96	181,772
July 2, 2020	Common Shares	5	$4.01	46,325
July 2, 2020	Common Shares	5	$4.01	175,550
July 2, 2020	Common Shares	5	US$2.96	56,592
July 3, 2020	Common Shares	5	$4.00	56,850
July 6, 2020	Common Shares	5	$4.06	19,875
July 6, 2020	Common Shares	5	US$3.00	74,553
July 7, 2020	Common Shares	5	US$3.00	62,500
July 13, 2020	Common Shares	5	$4.01	148,625
July 13, 2020	Common Shares	5	US$3.00	50,125
July 14, 2020	Common Shares	5	$4.02	276,875
July 14, 2020	Common Shares	5	US$3.00	220,355

Date	Type of Security Issued	Note	Issuance/ Exercise Price per Security	Issued
July 15, 2020	Common Shares	5	$4.27	425,350
July 15, 2020	Common Shares	5	US$3.16	465,628
July 16, 2020	Common Shares	5	$4.04	9,925
July 17, 2020	Common Shares	5	US$3.00	120,264
July 17, 2020	Common Shares	5	$4.04	233,250
July 20, 2020	Common Shares	5	$4.00	201,900
July 20, 2020	Common Shares	5	US$2.95	26,732
July 21, 2020	Common Shares	5	$4.04	24,900
July 21, 2020	Common Shares	5	US$2.99	41,635
July 24, 2020	Common Shares	5	$3.85	97,750
July 24, 2020	Common Shares	5	US$2.88	89,209
July 27, 2020	Common Shares	5	US$2.87	137,231
July 27, 2020	Common Shares	5	$3.81	119,375
July 28, 2020	Common Shares	5	$3.77	63,250
July 28, 2020	Common Shares	5	US$2.81	131,040
July 29, 2020	Common Shares	5	$3.76	90,500
July 29, 2020	Common Shares	5	US$2.81	105,023
July 30, 2020	Common Shares	5	$3.83	260,000
July 30, 2020	Common Shares	5	US$2.89	368,926
July 31, 2020	Common Shares	5	$3.72	118,500
July 31, 2020	Common Shares	5	US$2.80	205,587
August 3, 2020	Common Shares	5	US$2.74	45,250
August 4, 2020	Common Shares	5	$3.67	115,875
August 5, 2020	Common Shares	5	$3.61	83,750
November 9, 2020	Common Shares	3	$4.20	875
November 11, 2020	Common Shares	3	$3.84	1,285,000
December 2, 2020	Common Shares	6	$3.00	1,250
December 2, 2020	Common Shares	3	$3.84	10,000
December 7, 2020	Common Shares	3	$4.20	3,000
December 15, 2020	Common Shares	3	$4.20	1,250
January 11, 2021	Common Shares	3	$4.20	3,000
January 11, 2021	Common Shares	3	$3.84	5,000
January 12, 2021	Common Shares	3	$4.20	6,250
January 12, 2021	Common Shares	3	$4.20	10,000
January 14, 2021	Common Shares	3	$3.84	4,375
January 14, 2021	Common Shares	3	$4.20	500
January 14, 2021	Common Shares	6	$5.08	5,625
January 14, 2021	Common Shares	6	$5.48	9,000
January 15, 2021	Common Shares	3	$4.20	11,250
January 18, 2021	Common Shares	3	$3.84	16,875
January 18, 2021	Common Shares	3	$4.20	6,562
January 19, 2021	Common Shares	6	$5.08	5,625
January 19, 2021	Common Shares	3	$3.84	26,250
January 20, 2021	Common Shares	6	$5.08	41
January 20, 2021	Common Shares	3	$3.84	6,250
February 2, 2021	Common Shares	3	$3.84	26,051
February 2, 2021	Common Shares	3	$4.20	238
February 4, 2021	Common Shares	6	$5.08	229
February 8, 2021	Common Shares	3	$3.84	46,110

Date	Type of Security Issued	Note	Issuance/ Exercise Price per Security	Issued
February 10, 2021	Common Shares	3	$3.84	6,132
February 19, 2021	Common Shares	3	$4.20	2,934
February 19, 2021	Common Shares	3	$4.20	557
February 22, 2021	Common Shares	3	$3.84	3,808
February 23, 2021	Common Shares	3	$3.84	6,500
February 23, 2021	Common Shares	3	$4.20	471
March 3, 2021	Common Shares	3	$4.20	666
March 5, 2021	Common Shares	3	$3.84	4,100
March 5, 2021	Common Shares	3	$4.20	4,295
March 10, 2021	Common Shares	3	$4.20	10,672
March 22, 2021	Common Shares	3	$3.84	10,682
March 23, 2021	Common Shares	6	$5.48	13,000
March 23, 2021	Common Shares	6	$2.32	37,500
March 23, 2021	Common Shares	6	$3.00	6,250
March 31, 2021	Common Shares	3	$3.84	1,339
April 1, 2021	Common Shares	3	$4.20	1,147
April 13, 2021	Common Shares	6	$5.08	3,563
May 13, 2021	Common Shares	7	$8.14	296,500
May 13, 2021	Common Shares	7	US$6.74	580,000
May 14, 2021	Common Shares	7	$7.61	110,901
May 14, 2021	Common Shares	7	US$6.30	300,000
May 17, 2021	Common Shares	7	$7.29	181,200
May 17, 2021	Common Shares	7	US$6.00	360,000
May 18, 2021	Common Shares	7	$7.35	515,000
May 18, 2021	Common Shares	7	US$6.07	674,000
May 19, 2021	Common Shares	7	$7.36	265,100
May 19, 2021	Common Shares	7	US$6.10	507,000
May 20, 2021	Common Shares	7	$7.28	244,200
May 20, 2021	Common Shares	7	US$6.04	479,091
May 21, 2021	Common Shares	7	$6.96	175,200
May 21, 2021	Common Shares	7	US$5.74	275,000
May 24, 2021	Common Shares	7	US$5.81	420,000
May 25, 2021	Common Shares	7	$7.01	235,700
May 25, 2021	Common Shares	7	US$5.82	479,934
May 26, 2021	Common Shares	7	$7.03	425,100

Notes:

(1)

All amounts of Common Shares and their issue price or the exercise price per Common Share for convertible securities issued before December 17, 2020 have been adjusted to reflect the Share Consolidation which was implemented effective December 17, 2020. See “The Company—Recent Developments—Share Consolidation”.

(2)

These Common Shares and common share purchase warrants were issued by the Company under an underwritten public offering completed on May 21, 2020 pursuant to which it issued and sold 63,940,000 units at a price of $0.90 per unit for aggregate gross proceeds of $57.5 million, with each unit consisting of one Common Share (on a pre-Share Consolidation basis) and one-half of one common share purchase warrant. Each whole warrant was initially exercisable to purchase one Common Share at an exercise price of $1.05 per share for a period of five years from issuance. As a result of the Share Consolidation, the 63,940,000 Common Shares issued under the offering were consolidated into 15,985,000 Common Shares and, in accordance with the adjustment provisions thereof, each of the 31,970,000 warrants issued under the offering became exercisable to acquire 0.25 of a Common Share, for a total of 7,992,500 Common Shares issuable, at an exercise price of $3.60 per Common Share.

(3)	These Common Shares were issued on exercise of common share purchase warrants of the Company.
(4)

These Common Shares and common share purchase warrants were issued by the Company under an early conversion of $29.86 million aggregate principal amount of the Company’s $70.0 million aggregate principal amount of 8.0% unsecured convertible debentures of the Company maturing on December 5, 2022 (the “Debentures”). Under the early conversion, participating Debenture holders received for the principal amount of their Debentures converted, units of the Company issued at a price of $0.80 per unit, with each unit consisting of one Common Share (on a pre-Share Consolidation basis) and one-

half of one common share purchase warrant. Each whole warrant was initially exercisable to purchase one Common Share at an exercise price of $1.00 per share for a period of three years from issuance. Under two closings of the early conversion completed on June 10, 2020 and June 30, 2020, the Company issued a total of 37,325,000 Common Shares (29,493,750 and 7,831,250, respectively) and 18,662,500 warrants (14,746,875 and 3,915,625, respectively). As a result of the Share Consolidation, the 37,325,000 Common Shares issued under the early conversion were consolidated into 9,331,250 Common Shares and, in accordance with the adjustment provisions thereof, each warrant became exercisable to acquire 0.25 of a Common Share, for a total of 4,665,625 Common Shares issuable, at an exercise price of $4.00 per Common Share.

(5)

These Common Shares were issued by the Company under an at-the-market offering pursuant to which the Company sold a total of 33,921,979 Common Shares between June 18, 2020 and July 31, 2020 through the TSX, the NYSE and other marketplaces on which the Common Shares are listed, quoted or otherwise traded at prevailing market prices for gross proceeds of $17.2 million and US$12.8 million, or total gross proceeds of $34.5 million after applying then applicable US$-C$ exchange rates. The issuance price represents the average sale price for the Common Shares on each applicable date.

(6)	These Common Shares were issued on exercise of stock options of the Company.
(7)

These Common Shares were issued by the Company under the ATM Program and were sold through the TSX, the NYSE and other marketplaces on which the Common Shares are listed, quoted or otherwise traded at prevailing market prices. The issuance price represents the average sale price for the Common Shares on each applicable date. See “The Company – Recent Developments – At-the-Market Equity Program”.

TRADING PRICES AND VOLUMES

The Common Shares are listed on the TSX and the NYSE under the trading symbol “HEXO”. The following tables set forth the reported close high and low prices and monthly trading volumes of the Common Shares for the 12-month period prior to the date of this Prospectus Supplement.

	TSX(1)
Month	High	Low	Total Volume
May 1-26, 2021	$8.93	$6.94	23,975,015
April 2021	$8.54	$6.57	25,656,813
March 2021	$10.59	$7.08	39,928,567
February 2021	$14.00	$7.88	61,657,046
January 2021	$9.94	$4.55	61,203,962
December 23-31, 2020	$5.59	$4.62	5,554,067
December 23, 2020	4:1 Share Consolidation(2)
December 1-22, 2020	$1.72	$1.21	84,829,342
November 2020	$1.45	$0.80	111,166,775
October 2020	$1.05	$0.76	39,201,876
September 2020	$1.02	$0.80	35,021,064
August 2020	$1.09	$0.90	42,957,841
July 2020	$1.10	$0.89	52,859,916
June 2020	$1.73	$0.87	222,202,401
May 2020	$1.14	$0.56	147,375,555

Notes:

(1)	Source: Bloomberg.
(2)	See “The Company – Recent Developments – Share Consolidation”.

	NYSE(1)
Month	High	Low	Total Volume
May 1-26, 2021	US$7.33	US$5.73	61,275,708
April 2021	US$6.72	US$5.22	64,233,918
March 2021	US$8.50	US$5.58	15,820,087
February 2021	US$10.99	US$6.14	28,700,890
January 2021	US$7.80	US$3.58	29,686,998
December 23-31, 2020	US$4.33	US$3.64	3,592,244
December 23, 2020	4:1 Share Consolidation(2)
December 1-22, 2020	US$1.30	US$0.95	41,724,714
November 2020	US$1.12	US$0.61	62,119,734
October 2020	US$0.85	US$0.58	20,522,853
September 2020	US$0.78	US$0.61	16,659,769
August 2020	US$0.83	US$065	24,017,876
July 2020	US$0.82	US$0.66	21,285,681
June 2020	US$1.28	US$0.65	67,266,548
May 2020	US$0.89	US$0.40	38,199,836

Notes:

(1)	Source: Bloomberg.
(2)	See “The Company – Recent Developments – Share Consolidation”.

RISK FACTORS

An investment in the Notes is speculative and involves certain risks. Before making an investment in the Notes, you should carefully consider the risks below and the risk factors described under the heading “Risk Factors” in the accompanying Shelf Prospectus and the AIF, which are incorporated by reference in this Prospectus Supplement, as well as the risk factors described in the other documents incorporated by reference herein. See “Documents Incorporated by Reference”. If any of these risks occur, the Company’s business, results of operations, financial condition or prospects could be materially adversely affected. In that case, the trading price of our Common Shares could decline, and you may lose all or part of your investment. The risks set out in the documents indicated above are not the only risks we face. You should also refer to the other information set forth in this Prospectus Supplement, the Shelf Prospectus and the documents incorporated by reference herein and therein.

Risks Related to the Offering and the Notes

Debt Servicing Risks

If the principal amount of the Notes is not converted into Common Shares or the Company does not pay or is not able to pay for any redemptions of the Notes in Common Shares, servicing the debt under the Notes requires a significant amount of cash, and the Company may not have sufficient cash flow from its business to pay its obligations under the Notes.

The Company’s ability to make scheduled payments of principal or to pay redemption payments or other amounts payable under the Notes or to refinance the Notes depends on our future performance, which is subject to economic, financial, competitive and other factors, some of which are beyond our control. The terms of the Notes require us to pay approximately US$396.0 million to repay or redeem the full principal amount of the Notes at maturity, and the Purchaser has the right to require the Company to pay the Optional Redemption Payments and certain other amounts under the Notes. The Company’s business may not generate cash flow from operations in the future sufficient to satisfy our obligations under the Notes. If we are unable to generate such cash flow, we may be required to adopt one or more alternatives, such as reducing or delaying investments or capital expenditures, selling assets, refinancing or obtaining additional equity capital on terms that may be onerous or highly dilutive. Our ability to refinance the Notes will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on the Notes.

Dilution or Depression of Share Price on Conversion or Redemption

The conversion of the Notes or the satisfaction of redemption payments and other amounts payable under the Notes in Common Shares will dilute the ownership interests of existing shareholders to the extent we deliver shares upon conversion or redemption of the Notes. Any sales in the public market of the Common Shares issuable upon such conversion or redemption could adversely affect prevailing market prices of our Common Shares. In addition, the existence of the Notes may encourage short selling by market participants because the conversion of the Notes or the satisfaction of redemption payments and other amounts payable under the Notes in Common Shares could be used to satisfy short positions, or anticipated conversion or satisfaction of redemption payments and other amounts payable under the Notes in Common Shares could depress the price of our Common Shares.

Impact of Fundamental Change Provisions

The Fundamental Change repurchase and redemption features of the Notes may delay or prevent an otherwise beneficial attempt to take over the Company. The terms of the Notes require us to repurchase the Notes in the event of a Fundamental Change. A takeover of the Company would trigger an option of the Purchaser to require us to repurchase the Notes. This may have the effect of delaying or preventing a takeover of the Company that would otherwise be beneficial.

Events of Default

The Company will be subject to certain covenants set forth in the Notes. The Notes will contain customary events of default, including for non-payment, misrepresentation, breach of covenants, defaults under other material indebtedness, material adverse change, bankruptcy, change of control and material judgments. Among other things, we will be required to maintain a minimum liquidity of at least US$35.0 million at all times, and in some cases, of at least US$95.0 million.

Upon an Event of Default, the outstanding principal amount of the Notes plus any other amounts owed under the Notes will become immediately due and payable. In such a circumstance, the Company may not be able to make accelerated payments required under the Notes, and the Purchaser could foreclose on the Company’s assets. An Event of Default would also likely significantly diminish the market price of our Common Shares.

Return on Investment Risk

There is no guarantee that an investment in the Notes will earn any positive return in the short or long term. A purchase of Notes under the Offering involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment.

Lack of Established Trading Market

There is no established trading market for the Notes, and the Company does not expect such a market to develop. The Company does not plan on making an application to list the Notes on the TSX, NYSE, or any other securities exchange or other trading system. This may affect the pricing of the Notes in the secondary market, the transparency and availability of trading prices, the liquidity of the Notes, and the extent of issuer regulation. In addition, the Notes are initially issued in registered form, and there is no obligation to deposit the notes with a Canadian or U.S. depository, which may complicate the process of transferring the physical Notes. Investors in the Notes may not be able to sell the Notes at prices or in amounts they desire, or at all.

Price Volatility of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond HEXO’s control. Companies in the cannabis sector, including HEXO, have also been experiencing extreme volatility in their trading prices. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market or industry conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, the COVID-19 pandemic, or a variety of other factors. These broad market fluctuations may adversely affect the trading price of the Common Shares.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. Continuing fluctuations in price and volume may occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially and adversely affected.

Future Sales or Issuances of Securities

We may issue additional securities to finance future activities outside of the Offering. The Company’s articles permit the issuance of an unlimited number of Common Shares, and shareholders will have no pre-emptive rights in connection with such further issuances. The directors of the Company have discretion to determine the price and the terms of further issuances. Moreover, additional Common Shares will be issued by the Company on any exercise of options or other security-based compensation awards outstanding or issued by the Company, upon any exercise of outstanding common share purchase warrants, and upon any conversion or repayment in Common Shares of the principal amount of the Company’s outstanding convertible debentures. We cannot predict the size of future issuances of securities or the effect, if any, that future issuances and sales of securities will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares, or the perception that such sales could occur, may adversely affect prevailing market prices of the Common Shares. In connection with any issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.

Dividends

HEXO has never declared or paid any dividends on the Common Shares. We intend, for the foreseeable future, to retain our future earnings, if any, to finance our business activities. The payment of future dividends, if any, will be reviewed periodically by our board of directors and will depend upon, among other things, conditions then existing including earnings, financial conditions, cash on hand, financial requirements to fund our business activities, development and growth, and other factors that our board of directors may consider appropriate in the circumstances. In addition, the Company is currently subject to contractual restrictions on the payment of dividends if any event of default under its outstanding unsecured convertible debentures occurs.

Risks Related to the Business

COVID-19

The outbreak of the novel coronavirus, or COVID-19, which was declared a pandemic by the World Health Organization in March 2020, has spread across the globe and is impacting economic activity worldwide. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 pandemic and the response of governmental authorities to try to limit it have had, and continue to have, a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions.

Since the outbreak of the pandemic, the Company has taken various steps to mitigate the impact of COVID-19, including implementing precautionary measures at its facilities to ensure the safety of its staff and product consumers. These measures include: the formation of a COVID-19 response team which is tasked to manage the Company’s information flow of COVID-19 updates, review public health and safety protocols as outlined by the appropriate governmental authorities and develop in house action plans to mitigate these risks and comply accordingly; the transfer of all functions possible to work from home; for those functions which need to remain “on site”, the implementation of precautionary measures involving social distancing, full personal protective equipment such as gloves and masks, and additional personal sanitation stations throughout our manufacturing and administrative facilities; the implementation of travel restrictions for work-related travel where deemed unnecessary; restricted visitor access to our facilities; and initiation of a “Hero Pay” program to support our cultivation and manufacturing employees who continue to work during the pandemic.

Fortunately, the Company’s operations, results and financial position have not been materially impacted by COVID-19 related issues. We have not experienced material disruptions in our labour inputs and cultivation and processing activities, there have been no indicators of material issues to our supply chain, and on the consumer side, product demand has remained stable and cannabis retail has been declared an essential service across Canada and, as such, our provincial distribution remains relatively unimpeded. While it remains uncertain as to whether COVID-19 will ultimately increase or diminish demand and sales of cannabis across Canada, we continue to work with provincial and private entities towards the goal of penetrating deeper into all markets and allow for the public to safely and reliably consume our products. We currently do not foresee any impact to supply to the market and, therefore, any impact on our cultivation, manufacturing and producing activities. However, despite these mitigation steps and the minimal impact on the Company’s business to date, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on our business, operations, financial results, position and prospects, including through disruptions in our cultivation and processing activities, supply chains and sales channels, and a reduction in supply of, or demand for, the Company’s products.

Persistent social distancing measures and restrictions imposed by the federal, provincial and territorial governments in Canada on the movement of individuals and the distribution of cannabis in the country may adversely affect the Company’s cannabis sales. It is difficult for the Company to predict how the COVID-19 pandemic may affect the Company’s business in the future, including the effect it may have (positive or negative; long or short term) on the price of, and demand for, cannabis. It is possible that the COVID-19 pandemic could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects as well as the market for its securities and/or its ability to obtain financing. The extent to which the COVID-19 pandemic impacts the Company’s results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the duration of the outbreak, the severity of the virus, and the actions taken to contain its impact.

In addition, COVID-19 is impacting cannabis retail sales channels and may adversely affect the Company’s ability to successfully market and sell its products. While cannabis retail has been declared an essential service by provincial governments, with retailers continuing to operate with a mix of online and in-store sales and curbside pick-up and/or delivery services, and while licensed producers can continue production, the situation is uncertain. Moreover, sales volumes of cannabis may be adversely impacted by consumer “social distancing” behaviours. What further impact, if any, the COVID-19 pandemic may have on cannabis retail markets is unpredictable. The COVID-19 pandemic may also negatively impact service levels with Health Canada, which licences and regulates the Company’s operations. The continued spread of COVID-19 nationally and globally could also lead to a deterioration of general economic conditions including a possible national or global recession.

Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on our business, operations or financial results; however, the impact could be material. The Company continues to monitor the situation and work with its stakeholders, including employees, customers and suppliers, in order to assess further possible implications to its business, supply chain and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

Cash Flow from Operations and Need for Additional Financing

The Company generated negative operating cash flow for the year ended July 31, 2020 and the six months ended January 31, 2021. The Company cannot guarantee that it will attain or maintain positive operating cash flow in the future. To the extent that the Company has negative cash flows in future periods, certain of the proceeds of any offering (including the Offering) may need to be allocated to funding this negative cash flow in addition to the Company’s operational expenses or other activities. Moreover, HEXO may require additional financing to fund its operations to the point where it is generating positive cash flows, and continued negative cash flow may restrict HEXO’s ability to pursue its business objectives.

As at April 30, 2021, and following the Company’s repayment of the total outstanding balance on its credit facility, the Company had approximately $81.0 million in cash and approximately $240.0 million in working capital. The Company’s existing cash and working capital are expected to provide sufficient liquidity to meet necessary cash outflow requirements for at least the next twelve months. If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

HEXO expects, however, to require significant additional financing for its continued development, growth and its currently contemplated or future business objectives and expansion plans, including additional anticipated contributions to its Truss Limited Partnership, Truss CBD USA, KIT and KIT USA joint ventures, contemplated U.S. expansion initiatives, potential additional expansion and improvements at its Belleville, Ontario production facility, and possible repayment of Zenabis debts following the completion of the Zenabis Acquisition. The failure to raise such capital could result in the delay or indefinite postponement of all or any of the Company’s currently contemplated or future business objectives and expansion plans and impede its continued development and growth. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to HEXO. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares.

In addition, from time to time, HEXO may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase HEXO’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for HEXO to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Risks Relating to the Potential Acquisition

The Company has not yet entered into a definitive agreement for the Potential Acquisition. While discussions between the parties are late-stage and the execution of a definitive share purchase agreement in respect of the Potential Acquisition may be imminent, there is no assurance a definitive agreement will be entered into.

If a definitive agreement is entered into in respect of the Potential Acquisition, the Potential Acquisition would be subject to the normal commercial risks that an acquisition will not close on the terms negotiated or at all. The closing of the Potential Acquisition would be subject to the fulfillment or waiver of conditions, including the receipt of approval of the Company’s shareholders, approval under the Competition Act (Canada), the approval of the TSX and the NYSE, and certain other customary closing conditions disclosed herein. The failure to have such closing conditions satisfied or, if applicable, waived, would prevent the Company from completing the Potential Acquisition. There is no assurance that such closing conditions would be satisfied or waived. If the Potential Acquisition does not close, the escrowed funds from the sale of the Notes will be released to the Purchaser and the Company will be obligated to pay to the Purchaser a corresponding portion of the principal amount of the Notes in an amount equal to the funds released divided by 105%.

Restrictions on U.S. Activities

HEXO only conducts business outside of Canada in jurisdictions where such activities are legally permissible in accordance with the laws of the applicable jurisdictions and the rules and policies of the TSX and the NYSE. Following the passage of the 2018 Farm Bill, the Company is actively working on expansion plans in the United States where and as permitted to take advantage of opportunities in hemp-derived CBD products and markets, such as the Truss CBD USA joint venture with Molson Coors Beverage Company in the State of Colorado and the establishment of KIT USA. The Company expects to use a portion of the proceeds from the Offering for these expansion plans.

The passage of the 2018 Farm Bill in December 2018 removed industrial hemp and hemp-derived products with a THC concentration of not more than 0.3% (dry weight basis) from Schedule I of the U.S. Controlled Substances Act (the “CSA”). This has the effect of legalizing the cultivation of industrial hemp for commercial purposes, including the production of CBD and other cannabinoids, except for THC, subject to regulations to be developed by the U.S. Department of Agriculture. Despite cannabis having been legalized at the state level for medical use in many states and for adult use in a number of states, cannabis containing 0.3% or more THC continues to be categorized as a Schedule I controlled substance under the CSA and subject to the U.S. Controlled Substances Import and Export Act (the “CSIEA”).

CBD is increasingly used as an ingredient in food and beverages, as an ingredient in dietary supplements and as an ingredient in cosmetics, thereby generating new investments and creating employment in the cultivation and processing of hemp and hemp-derived products. Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the U.S. Federal Food, Drug and Cosmetics Act (the “FDCA”). The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA-approved). As such, in the future if it decided to commercialize products containing CBD, and although the Company would work to maintain compliance with all applicable regulatory requirements, any potential FDA enforcement action against the Company could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s production or distribution of its products.

HEXO does not currently produce or distribute any cannabis products in the United States or accept payments from any party that does so. While HEXO is entering into the U.S. CBD market, it will do so in full compliance with the CSA, the CSIEA, the FCDA and all other applicable federal and state laws. Nonetheless, violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including, but not limited to, disgorgement of profits, cessation of business and activities or divestiture.

HEXO’s U.S. expansion plans are also subject to the rules of the TSX. On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “TSX Requirements”) to applicants and TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the TSX Requirements, the TSX has the discretion to initiate a delisting review. Failure by the Company to comply with the requirements could have an adverse effect on its business.

HEXO does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352, and does not engage in any other activities involving cannabis or hemp with any level of THC or CBD in the United States except to the extent fully in compliance with U.S. federal law and all applicable state laws. We only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the federal laws, and the state, provincial or similar laws, of the foreign jurisdiction, the federal, provincial and territorial laws of Canada and our regulatory obligations to the TSX. In addition, HEXO does not currently have any partnerships, joint ventures or similar arrangements with U.S.-based companies that may themselves participate in the U.S. cannabis market except in compliance with U.S. federal law and all applicable state laws.

Litigation

The Company may become party to litigation from time to time in the ordinary course of business which could adversely affect its business. Should any litigation in which the Company becomes involved be determined against the Company, such a decision could adversely affect the Company’s ability to continue operating and the market price for the Common Shares and could use significant resources. Even if the Company is involved in litigation and wins, litigation can redirect significant company resources. While the Company cannot predict the outcome of any litigation that it is or may be involved in, it intends to assert all available defences and vigorously defend these proceedings. Defending litigation, whether or not meritorious, is time-consuming for management and detracts from the Company’s ability to fully focus its internal resources on its business activities. In addition, legal fees and costs incurred in connection with such activities may be significant and the Company could, in the future, be subject to judgments or enter into settlements of claims for significant monetary damages. A decision adverse to the Company’s interests could result in the payment of substantial damages and could have a material adverse effect on our cash flow, results of operations and financial position, and the limits of available insurance may be insufficient to cover our eventual liability.

Investment Company Act Status

The U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), prohibits a non-U.S. issuer that is an “investment company” as defined therein from making public offers or sales of securities in the United States. An issuer generally will be deemed to be an “investment company” for purposes of the Investment Company Act if it owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

While we do not currently believe we are an “investment company,” we hold assets that are investment securities, including our interests in Truss Limited Partnership and Truss CBD USA. We do not control the ability to restructure the Truss arrangement such that it is not an investment security. We also intend to enter into other joint ventures or similar arrangements, which may involve investment securities. If the value of our interests in Truss Limited Partnership and Truss CBD USA, in other joint ventures or in other investment securities relative to our total assets were to increase, we may be deemed to be an investment company. In that case, we may not be able to raise additional funds through public offers and sales of securities in the United States and may otherwise have to substantially restrict or restructure our operations. We would not be able to avoid this outcome by registering as an investment company under the Investment Company Act because the Investment Company Act generally prohibits non-U.S. entities from registering and also imposes many restrictions on the capital structure, governance, and activities of registered investment companies, with which we would be unable to comply.

PFIC Status

Based upon the nature of the Company’s current business activities, the Company does not believe it was a “passive foreign investment company” (“PFIC”) for U.S. income tax purposes for its 2020 fiscal year, and does not expect to be a PFIC in its current taxation year. However, the tests for determining PFIC status are based upon the composition of the income and assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future income and assets. Accordingly, there can be no assurance that the Company will not become a PFIC in the future. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either: (i) at least 75% of its gross income is passive income; or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income (which generally includes cash). If the Company were to be classified as a PFIC for any taxation year, such characterization could result in adverse U.S. income tax consequences to certain investors in the Company in the United States.

AUDITORS

The independent registered public accounting firm of the Company is PricewaterhouseCoopers LLP, Chartered Professional Accountants, Ottawa, Ontario.

The Company changed its auditor to PricewaterhouseCoopers LLP from MNP LLP on January 31, 2020. In accordance with the requirements of NI 51-102, a change of auditor notice and related materials have been filed under HEXO’s profile on SEDAR. There were no “reportable events” (within the meaning of NI 51-102) involving MNP LLP.

REGISTRAR AND TRANSFER AGENT

The registrar and transfer agent for the Common Shares is TSX Trust Company at its office in Toronto, Ontario. The co-transfer agent for the Common Shares in the United States is Continental Stock Transfer & Trust Company at its office in New York, New York.

LEGAL MATTERS

Certain legal matters relating to the Offering will be passed upon on our behalf by DLA Piper (Canada) LLP, Toronto, Ontario, with respect to certain legal matters relating to Canadian law, and by DLA Piper LLP (US), with respect to certain legal matters relating to U.S. law. As of the date hereof, the “designated professionals” (as such term is defined in Form 51-102F2—Annual Information Form) of each of DLA Piper (Canada) LLP and DLA Piper LLP (US), as a group, beneficially own less than 1% of the outstanding Common Shares.

INTERESTS OF EXPERTS

The Company’s audited consolidated financial statements for the years ended July 31, 2020 and 2019 have been incorporated by reference in this Prospectus Supplement and in the Registration Statement of which this Prospectus Supplement forms a part, in reliance upon the reports of our independent registered public accounting firm, PricewaterhouseCoopers LLP, and our former independent registered public accounting firm, MNP LLP, incorporated by reference in this Prospectus Supplement and in the Registration Statement, and upon their authority as experts in accounting and auditing. PricewaterhouseCoopers LLP is independent of the Company within the meaning of the applicable rules and regulations adopted by the Public Company Accounting Oversight Board (United States) and the SEC. MNP LLP was independent of the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the applicable rules and regulations adopted by the Public Company Accounting Oversight Board (United States) and the SEC until January 31, 2020.

ENFORCEABILITY OF CIVIL LIABILITIES

We are a corporation existing under the Business Corporations Act (Ontario). All of our directors and officers, and some or all of the experts named in this Prospectus Supplement, are residents of Canada or otherwise reside outside the United States, and all or a substantial portion of our and their assets are located outside the United States. We have appointed C T Corporation System, 1015 15th Street N.W., Suite 1000, Washington, DC 20005 as our agent for service of process in the United States, but it may be difficult for holders of Common Shares who reside in the United States to effect service within the United States upon our directors and officers and those experts who are not residents of the United States. It may also be difficult for holders of the Notes who reside in the United States to enforce in the United States judgments of courts of the United States predicated upon our civil liability and the civil liability of our directors, officers and experts under U.S. federal securities laws.

You should not assume that Canadian courts would enforce judgments of United States courts obtained in actions against us or such persons predicated on the civil liability provisions of the U.S. federal securities laws or the securities or “blue sky” laws of any state within the United States or would enforce, in original actions, liabilities against us or such persons predicated on the U.S. federal securities laws or any such state securities or “blue sky” laws. We have been advised by our Canadian legal counsel, DLA Piper (Canada) LLP, that a judgment of a U.S. court predicated solely upon civil liability under U.S. federal securities laws would probably be enforceable in Canada if the U.S. court in which the judgment was obtained has a basis for jurisdiction in the matter that would be recognized by a Canadian court for the same purposes. We have also been advised by DLA Piper (Canada) LLP, however, that there is substantial doubt whether an action could be brought in Canada in the first instance on the basis of liability predicated solely upon U.S. federal securities laws.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents referred to in the Shelf Prospectus or in this Prospectus Supplement have been or will (through post-effective amendment or incorporation by reference) be filed with the SEC as part of the Registration Statement on Form F-10 of which this Prospectus Supplement and the Shelf Prospectus forms a part:

(i)	the documents referred to under the heading “Documents Incorporated by Reference” in this Prospectus Supplement and in the Shelf Prospectus;

(ii)	consents of those persons named under “Auditors” and “Interests of Experts” in this Prospectus Supplement and the Shelf Prospectus; and

(iii)	powers of attorney from certain of the Company’s directors and officers included on the signature pages of the Registration Statement.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any U.S. state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such U.S. state.

New Issue	May 25, 2021

SHORT FORM BASE SHELF PROSPECTUS

HEXO CORP.

$500,000,000

DEBT SECURITIES

This short form base shelf prospectus (the “Prospectus”) relates to the offering for sale by HEXO Corp. (the “Company” or “HEXO”) from time to time, during the 25-month period that this Prospectus, including any amendments thereto, remains effective, of up to $500,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in the aggregate of debt securities, which may consist of bonds, debentures, notes or other evidences of indebtedness of any kind, nature or description and which may be issuable in series (the “Securities”). The Securities may be offered in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (each, a “Prospectus Supplement”). In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, other securities of the Company, cash and assumption of liabilities. This Prospectus also qualifies the distribution of any common shares in the capital of the Company (the “Common Shares”) which may be issuable on conversion or repayment of the principal amount of any Securities and/or interest thereon, as provided for in any Prospectus Supplement. The Securities may be fully and unconditionally guaranteed as to payment of principal, premium (if any) and interest and certain other amounts by HEXO Operations Inc.

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus except in cases where an exemption from such delivery has been obtained. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

The specific terms of any Securities offered will be described in the applicable Prospectus Supplement including, where applicable, the specific designation of the Securities, the aggregate principal amount of the Securities, the maturity, the offering price (in the event the offering is a fixed price distribution), the manner of determining the offering price(s) (in the event the offering is a non-fixed price distribution), whether payment on the Securities will be senior, senior subordinated or subordinated to the Company’s other liabilities and obligations, whether the Securities will bear interest, the interest rate or method of determining the interest rate, any interest payment date(s), covenants, events of default, any terms of redemption, any conversion or exchange rights and any other specific terms. A Prospectus Supplement relating to a particular offering of Securities may include terms pertaining to the Securities being offered thereunder that are not within the terms and parameters described in this Prospectus. Where required by statute, regulation or policy, and where the Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) NOR ANY U.S. STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED ON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

On May 7, 2021, the Company filed a final base shelf prospectus the (“Equity Base Shelf Prospectus”) with securities regulatory authorities in each of the provinces and territories of Canada and a corresponding registration statement on Form F-10 (File No. 333-255264) (the “Equity Registration Statement”) with the SEC on May 10, 2021, which enable HEXO to make offerings of up to $1,200,000,000 of common shares, warrants, subscription receipts and units or a combination thereof of the Company from time to time, separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of the offering and as set out in an accompanying prospectus supplement, during the 25-month period that the Equity Base Shelf Prospectus and Equity Registration Statement remain valid. Upon this Prospectus and a corresponding registration statement on Form F-10 being made final, the Company will reduce the amount available for offerings under the Equity Base Shelf Prospectus and the Equity Registration Statement from $1,200,000,000 to $700,000,000, so that the amount available for both equity and debt offerings under the Equity Base Shelf Prospectus and Equity Registration Statement and this Prospectus and the corresponding registration statement on Form F-10, respectively, totals $1,200,000,000.

The Company is permitted, under a multi-jurisdictional disclosure system (the “MJDS”) adopted by the securities regulatory authorities in Canada and the United States, to prepare this Prospectus in accordance with Canadian disclosure requirements, which are different from those of the United States. HEXO prepares its financial statements, which are incorporated by reference in this Prospectus, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board and they may not be comparable to the financial statements of United States issuers. The Company’s financial statements are audited in accordance with the Public Company Accounting Oversight Board (United States) (“PCAOB”) auditing and auditor independence standards but were previously audited in accordance with Canadian auditing and auditor independence standards.

The enforcement by investors of civil liabilities under United States federal securities laws may be affected adversely because HEXO is a corporation existing under the laws of the Province of Ontario, Canada, and all or substantially all of its executive offices, administrative activities and assets are located outside the United States. In addition, all of the directors and officers of the Company are residents of jurisdictions other than the United States and all or substantially all of the assets of those persons are or may be located outside the United States. See “Enforceability of Civil Liabilities”.

Prospective investors should be aware that the purchase of any Securities may have tax consequences in both Canada and the United States that may not be fully described in this Prospectus or in any Prospectus Supplement, and should carefully review the tax discussion, if any, in the applicable Prospectus Supplement, and in any event consult with their own tax advisers before purchasing any of the Securities.

No underwriter or agent has been involved in the preparation of this Prospectus or performed any review of the contents of this Prospectus.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. See “Plan of Distribution”. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price (in the event that the offering is a fixed price distribution), the proceeds that the Company will, or expects to receive and any other material terms of the plan of distribution.

ii

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at non-fixed prices. If offered on a non-fixed price basis, the Securities may be offered at market prices prevailing at the time of sale, at prices determined by reference to the prevailing price of a specified security in a specified market or at prices to be negotiated with purchasers, in which case the compensation payable to an underwriter, dealer or agent in connection with any such sale will be decreased by the amount, if any, by which the aggregate price paid for Securities by the purchasers is less than the gross proceeds paid by the underwriter, dealer or agent to the Company. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with any offering of Securities, unless otherwise specified in a Prospectus Supplement, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions which stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time. A purchaser who acquires Securities forming part of the underwriters’, dealers’ or agents’ over-allocation position acquires those securities under this Prospectus and the Prospectus Supplement relating to the particular offering of Securities, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. See “Plan of Distribution”.

The Common Shares are traded on the Toronto Stock Exchange (the “TSX”) and on the New York Stock Exchange (the “NYSE”), in each case under the symbol “HEXO”. On May 19, 2021, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSX was $6.94 and the closing price of the Common Shares on the NYSE was US$5.77.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities will not be listed on any securities exchange. Accordingly, there is currently no market through which the Securities may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

Investing in the Securities is speculative and involves significant risks. Readers should carefully review and evaluate the risk factors contained in this Prospectus, the applicable Prospectus Supplement and in the documents incorporated by reference herein before purchasing any Securities. See “Forward-Looking Information” and “Risk Factors”.

The Company is not making an offer of the Securities in any jurisdiction where such offer is not permitted.

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters relating to Canadian law in connection with the offering of the Securities will be passed upon on behalf of HEXO by DLA Piper (Canada) LLP, and certain legal matters relating to United States law in connection with the offering of the Securities will be passed upon on behalf of HEXO by DLA Piper LLP (US).

Market data and certain industry forecasts used in this Prospectus or any applicable Prospectus Supplement and the documents incorporated by reference herein or therein were obtained from market research, publicly available information and industry publications. The Company believes that these sources are generally reliable, but the accuracy and completeness of the information is not guaranteed. The Company has not independently verified this information and does not make any representation as to the accuracy of this information.

The Company’s head office is located at 3000 Solandt Road, Kanata, Ontario, K2K 2X2. The Company’s registered office is located at Suite 6000, 1 First Canadian Place, 100 King Street West, Toronto, Ontario, M5X 1E2.

iii

GENERAL MATTERS

Unless otherwise noted or the context indicates otherwise, the “Company”, “HEXO”, “we”, “us” and “our” refer to HEXO Corp. and its wholly-owned subsidiaries, and the terms “cannabis”, “CBD”, “client”, “licence” and “THC” have the meanings given to such terms in the Cannabis Act (Canada) (the “Cannabis Act”) and the Cannabis Regulations made under the Cannabis Act (the “Cannabis Regulations”).

Prospective investors should rely only on the information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement in connection with an investment in the Securities. No person is authorized by the Company to provide any information or to make any representation other than as contained in this Prospectus or any Prospectus Supplement in connection with the issue and sale of the Securities offered hereunder. Prospective investors should assume that the information appearing in this Prospectus or any Prospectus Supplement is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document unless specified otherwise. The Company’s business, financial condition, results of operations and prospects may have changed since those dates.

CURRENCY PRESENTATION AND EXCHANGE RATE INFORMATION

Unless otherwise noted herein and in the documents incorporated by reference, all dollar amounts in this Prospectus refer to lawful currency of Canada. All references to “US$” or “U.S. dollars” are to the currency of the United States.

The following table sets out, for the period indicated, certain exchange rates based upon the daily average rate published by the Bank of Canada during the respective periods. The rates are set out as United States dollars per $1.00.

	Quarter Ended January 31, 2021		Fiscal Year Ended July 31, 2020
Low	US$	0.7543	US$	0.6898
High	US$	0.7920	US$	0.7710
Average	US$	0.7774	US$	0.7433
End	US$	0.7825	US$	0.7460

On May 19, 2021, the rate of exchange for the Canadian dollar, expressed in United States dollars, based on the Bank of Canada daily rate, was $1.00 = US$0.8264.

FORWARD-LOOKING INFORMATION

This Prospectus and the documents incorporated by reference herein contain certain “forward-looking information” and “forward-looking statements” (collectively, “forward-looking statements”) which are based upon the Company’s current internal expectations, estimates, projections, assumptions and beliefs. Such statements can be identified by the use of forward-looking terminology such as “expect,” “likely”, “may,” “will,” “should,” “intend,” or “anticipate”, “potential”, “proposed”, “estimate” and other similar words, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. No assurance can be given that the expectations in any forward-looking statement will prove to be correct and, as such, the forward-looking statements included in this Prospectus or any Prospectus Supplement should not be unduly relied upon. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance, or other statements that are not statements of fact. Such forward-looking statements are made as of the date of this Prospectus, or in the case of documents incorporated by reference herein, as of the date of each such document, as applicable. Forward-looking statements in this Prospectus and the documents incorporated by reference herein include, but are not limited to, statements with respect to:

•	the competitive and business strategies of the Company;

•

the intention to grow the business, operations and potential activities of the Company, including entering into joint ventures and leveraging the brands of third parties through joint ventures and partnerships;

•	the ongoing expansion of the Company’s facilities, its costs and receipt of approval from Health Canada to complete such expansion and increase production and sale capacity;

•	the expansion of the Company’s business activities, including potential acquisitions;

•	the Company’s proposed acquisition of Zenabis Global Inc. and the future impact thereof;

•	the Company’s proposed acquisition of 48North Cannabis Corp. and the future impact thereof;

•	the expected production capacity of the Company;

•	the expected sales mix of offered products;

•	the development and authorization of new products, including cannabis edibles and extracts (“cannabis derivatives”), and the timing of launch of such new products;

•	the competitive conditions of the industry, including the Company’s ability to maintain or grow its market share;

•	the Company’s Truss joint venture with Molson Coors Canada and the future impact thereof;

•	the Company’s Truss CBD USA joint venture with Molson Coors Beverage Company and the future impact thereof;

•

the expansion of the Company’s business, operations and potential activities outside of the Canadian market, including but not limited to the U.S., Europe, Latin America and other international jurisdictions;

•	whether the Company will have sufficient working capital and its ability to raise additional financing required in order to develop its business and continue operations;

•	applicable laws, regulations and any amendments thereof;

•	the grant, renewal and impact of any licence or supplemental licence to conduct activities with cannabis or any amendments thereof;

•	the filing of trademark and patent applications and the successful registration of same;

•	the anticipated future gross margins of the Company’s operations;

•	securities class actions and other litigation to which the Company is subject;

•	the impact of the COVID-19 pandemic on the business and operations of the Company;

•	the performance of the Company’s business and operations; and

•

the Company’s ability to maintain its status as neither a “passive foreign investment company” within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended nor an “investment company” within the meaning of the U.S. Investment Company Act of 1940, as amended.

Forward-looking statements contained in certain documents incorporated by reference in this Prospectus are based on the key assumptions described in such documents. Certain of the forward-looking statements contained herein and incorporated by reference concerning the cannabis industry and the general expectations of HEXO concerning the cannabis industry and the Company’s business and operations are based on estimates prepared by HEXO using data from publicly available governmental sources as well as from market research and industry analysis and on assumptions based on data and knowledge of this industry which HEXO believes to be reasonable. However, although generally indicative of relative market positions, market shares and performance characteristics, such data is inherently imprecise. While HEXO is not aware of any misstatement regarding any industry or government data presented herein or in the documents incorporated herein by reference, the cannabis industry involves risks and uncertainties and is subject to change based on various factors.

Readers are cautioned that the above list of cautionary statements is not exhaustive. A number of factors could cause actual events, performance or results to differ materially from what is projected in forward-looking statements, including risks and uncertainties relating to the Company’s ability to execute its business plan, renew required permits and licences and related regulatory compliance matters and other factors described in certain documents incorporated by reference in this Prospectus. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Readers should not place undue reliance on forward-looking statements contained in this Prospectus, in any Prospectus Supplement or in any document incorporated by reference. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this Prospectus, any Prospectus Supplement and the documents incorporated by reference herein are expressly qualified in their entirety by this cautionary statement. Holders of the Securities should read this entire Prospectus, and each applicable Prospectus Supplement, and consult their own professional advisors to ascertain and assess the income tax and legal risks and other aspects associated with holding Securities.

ADDITIONAL INFORMATION

HEXO has filed with the SEC a registration statement on Form F-10 under the United States Securities Act of 1933, as amended, relating to the Securities. This Prospectus, including the documents incorporated by reference into this Prospectus, which forms a part of the registration statement, does not contain all of the information contained in the registration statement, certain items of which are contained in the exhibits to the registration statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this Prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, readers should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference. Each time the Company sells Securities under the registration statement, it will provide a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus.

HEXO is subject to certain informational requirements of the U.S. Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), in addition to applicable Canadian requirements. Consequently, HEXO files reports and other information with the SEC, in addition to securities regulatory authorities in Canada. Under the MJDS adopted by the United States and Canada, documents and other information that the Company files with the SEC may be prepared in accordance with the disclosure requirements of Canada, which are different from those of the United States. As a “foreign private issuer” (“FPI”) (as defined under United States securities laws), the Company is exempt from the rules under the U.S. Exchange Act prescribing the furnishing and content of proxy statements, and the Company’s officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the U.S. Exchange Act.

The reports and other information filed by the Company with, or furnished to, the SEC may be accessed on the SEC’s website at www.sec.gov. Copies of reports, statements and other information that the Company files with Canadian securities regulatory authorities are available electronically on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com.

ENFORCEABILITY OF CIVIL LIABILITIES

The Company exists under the laws of the Province of Ontario, Canada, and all or substantially all of its executive offices, administrative activities and assets are located outside the United States. In addition, all of the directors and officers of the Company are residents of jurisdictions other than the United States and all or substantially all of the assets of those persons are or may be located outside the United States.

As a result, investors who reside in the United States may have difficulty serving legal process in the United States upon the Company or its directors or officers, as applicable, or enforcing judgments obtained in United States courts against any of them or the assets of any of them located outside the United States, or enforcing against them in the appropriate Canadian court judgments obtained in United States courts, including, but not limited to, judgments predicated upon the civil liability provisions of the federal securities laws of the United States, or bringing an original action in the appropriate Canadian courts to enforce liabilities against the Company or any of its directors or officers, as applicable, based upon United States federal securities laws.

In the United States, the Company has filed with the SEC, concurrently with HEXO’s registration statement on Form F-10, an appointment of agent for service of process on Form F-X. Under such Form F-X, the Company has appointed C T Corporation System, 1015 15th Street N.W., Suite 1000, Washington, D.C. 20005, as its agent for service of process in the United States in connection with any investigation or administrative proceeding conducted by the SEC, and any civil suit or action brought against the Company in a U.S. court arising out of or related to or concerning the offering of the Securities under the registration statement.

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed with the securities commissions or similar regulatory authorities in Canada. The following documents, each of which has been filed by the Company with the securities regulatory authorities in each of the provinces and territories of Canada and is available on SEDAR at www.sedar.com, are specifically incorporated by reference into, and form an integral part of, this Prospectus:

(a)	the annual information form (the “AIF”) of the Company dated October 29, 2020 for the fiscal year ended July 31, 2020;

(b)

the Company’s audited consolidated financial statements for the years ended July 31, 2020 and 2019, together with the reports of the independent registered public accounting firm and independent auditors thereon and the notes thereto;

(c)	the Company’s management’s discussion and analysis for the year ended July 31, 2020;

(d)	the Company’s unaudited condensed interim consolidated financial statements for the three and six months ended January 31, 2021 and 2020 and the notes thereto;

(e)	the Company’s management’s discussion and analysis for the three and six months ended January 31, 2021;

(f)

the management information circular of the Company dated October 28, 2020 in connection with the annual and special meeting of shareholders of the Company held on December 11, 2020, as amended on December 7, 2020;

(g)

the material change report of the Company dated December 23, 2020 in respect of the consolidation of its issued and outstanding Common Shares on the basis of four (4) old Common Shares for one (1) new Common Share;

(h)

the material change report of the Company dated February 26, 2021 in respect of its entering into a definitive arrangement agreement with Zenabis Global Inc. to acquire all of the issued and outstanding common shares of Zenabis Global Inc. in an all-share transaction pursuant to a plan of arrangement; and

(i)

the material change report of the Company dated May 11, 2021 in respect of its establishment of an at-the-market equity program that allows the Company to issue and sell up to C$150,000,000 (or its U.S. dollar equivalent) of Common Shares.

Any documents of the type referred to in paragraphs (a)-(i) above or similar material and any documents required to be incorporated by reference herein pursuant to National Instrument 44-101 – Short Form Prospectus Distributions of the Canadian Securities Administrators, including any annual information form, all material change reports (excluding confidential reports, if any), all annual and interim financial statements and management’s discussion and analysis relating thereto, or information circular or amendments thereto, if filed by the Company with any securities commission or similar regulatory authority in Canada after the date of this Prospectus and before the expiry of this Prospectus, are deemed to be incorporated by reference in this Prospectus.

Upon a new annual information form and annual consolidated financial statements being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities in Canada during the period that this Prospectus is effective, the previous annual information form, the previous annual consolidated financial statements and all interim consolidated financial statements and in each case the accompanying management’s discussion and analysis, and material change reports, filed prior to the commencement of the financial year of the Company in which the new annual information form is filed shall be deemed to no longer be incorporated into this Prospectus for purpose of future offers and sales of Securities under this Prospectus, and shall be superseded by the new applicable filings. Upon interim consolidated financial statements and the accompanying management’s discussion and analysis being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, all interim consolidated financial statements and the accompanying management’s discussion and analysis filed prior to such new interim consolidated financial statements and management’s discussion and analysis shall be deemed to no longer be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus, and shall be superseded by the new applicable filings. In addition, upon a new management information circular for an annual meeting of shareholders being filed by the Company with the applicable Canadian securities commissions or similar regulatory authorities during the period that this Prospectus is effective, the previous management information circular filed in respect of the prior annual meeting of shareholders shall no longer be deemed to be incorporated into this Prospectus for purposes of future offers and sales of Securities under this Prospectus, and shall be superseded by the new filing.

Any similar document filed by the Company with, or furnished by the Company to, the SEC pursuant to Section 13(a) or 15(d) of the U.S. Exchange Act after the date of this Prospectus shall be deemed to be incorporated by reference in this Prospectus and filed as exhibits to the registration statement of which this Prospectus forms a part (in the case of any Report on Form 6-K, if and to the extent expressly provided in such report).

A Prospectus Supplement containing the specific terms of any offering of the Securities will be delivered to purchasers of the Securities together with this Prospectus and will be deemed to be incorporated by reference in this Prospectus as of the date of the Prospectus Supplement and only for the purposes of the offering of the Securities to which that Prospectus Supplement pertains.

In addition, certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any “template version” of “marketing materials” (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution and before termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, in any Prospectus Supplement hereto or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein, modifies or supersedes such statement. Any statement so modified or superseded shall not constitute a part of this Prospectus, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document or statement that it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it is made.

The Company has not provided or otherwise authorized any other person to provide investors with information other than as contained or incorporated by reference in this Prospectus or any Prospectus Supplement. If an investor is provided with different or inconsistent information, such investor should not rely on it.

DESCRIPTION OF THE BUSINESS

The following is a summary of information about HEXO and does not contain all the information about HEXO that may be important to prospective investors. Prospective investors should read the more detailed information including, but not limited to, the AIF, financial statements and management’s discussion and analysis, that are incorporated by reference into and are considered to be a part of this Prospectus. See “Documents Incorporated by Reference”.

HEXO is in the business of producing, marketing and selling cannabis through its wholly-owned subsidiary, HEXO Operations Inc., which is a licensed producer under the Cannabis Regulations, from its facilities in Ontario and Québec, and is a leading branded cannabis producer and product innovator.

HEXO’s near-term strategy is to be a vertically integrated consumer packaged goods (“CPG”) company in the emerging legal adult-use and previously existing medical cannabis markets across Canada, with the intention to expand internationally where regulations allow. HEXO’s primary business is to cultivate, process, package and distribute cannabis in order to serve these markets, which it currently does through (i) its 143-acre campus in Gatineau, Québec, which features 1,292,000 sq. ft. of greenhouse cultivation space and 10,000 sq. ft. of advanced automated manufacturing space, and (ii) its processing, manufacturing and distribution centre in Belleville, Ontario, which features 932,190 sq. ft. of commercial space and serves as the Company’s main production facility for processing, extraction and packaging and the manufacture of cannabis derivative products.

The Company serves the legalized Canadian adult-use market through its HEXO, HEXO Plus, Up and Original Stash brands and the medical market through its HEXO brand. While the Company will continue to focus on branded cannabis products, it expects to develop its “Powered by HEXO®” strategy of introducing cannabinoids into consumer packaged goods, such as edibles, through partnerships with established CPG companies in Canada, the United States and globally.

HEXO’s overall strategy is to establish a top global cannabis company with a leading market share in Canada through having strong standards of operational excellence, execution at scale, growing low-cost, high-quality cannabis, building targeted brands for all types of cannabis consumer segments and by partnering with large, established CPG companies to introduce Powered by HEXO® products across their existing manufacturing and distribution infrastructure. HEXO is focused on building long-term sustainable shareholder value through consistent and profitable sales growth, careful management of selling, general and administrative expenses and maintaining a relatively low depreciable asset base and debt to equity ratio. The strategy is built upon three pillars: operational scalability, innovative products and brand leadership. In striving to achieve operational excellence, the Company’s immediate focus remains on effective demand planning and production. The Company is continuously looking to implement more effective techniques to streamline operations, lower production costs, drive meaningful improvements in yields and improve inventory velocity; all as a part of the Company’s renewed focus on profitability. The Company’s innovation department is actively working towards developing modern, cutting edge cannabis products for the Canadian cannabis derivatives market. The Company plans to invest in even better, science-backed cannabis experiences and platform technology, as it continues to develop advanced ingredients formulations for use with its partners. The Company will continue to use its dominant position in Québec to strengthen distribution across the country with the Company’s brands HEXO, HEXO Plus, Up, Original Stash and Bake Sale.

HEXO is centralizing its intellectual property and branding it “Powered by HEXO®” with the intention to partner with companies in different facets of the CPG market, enabling them to participate in the cannabis market beginning in Canada and subsequently around the world. Fundamentally, HEXO brings its brand value, cannabinoid isolation and delivery technology, licensed infrastructure and regulatory expertise to established companies, and in turn, HEXO plans to leverage the international distribution, base products and deep understanding of consumer markets of these partners.

Among its other activities, HEXO has entered into the Truss Limited Partnership joint venture with Molson Coors Canada to develop non-alcoholic, cannabis-infused beverages for the adult-use Canadian market. Truss Limited Partnership operates out of the Company’s Belleville, Ontario facility. HEXO has also established the Keystone Isolation Technologies Inc. (“KIT”) joint venture with Chroma Global Technologies Inc. to develop extraction, refining and isolation technologies for cannabinoids found in both cannabis and hemp that is intended to enable HEXO to bring quality extracts to its partners. Through KIT, HEXO anticipates developing scalable capacity, potency and purity for distillates and isolates that will result in a consistent supply of CBD and THC for the Canadian and global market.

Following the passage of the U.S. Agricultural Improvement Act of 2018 (the “2018 Farm Bill”), the Company is actively working on expansion plans in the United States where and as permitted by applicable U.S. federal and state laws, including U.S. Food and Drug Administration requirements, to take advantage of opportunities in hemp-derived CBD products and markets. Through its wholly-owned subsidiary HEXO USA Inc., HEXO has entered into the Truss CBD USA joint venture with Molson Coors Beverage Company to develop non-alcoholic, hemp-derived CBD beverages in the State of Colorado. Truss CBD USA launched Veryvell™, a new line of non-alcoholic, sparkling hemp-derived CBD beverages, exclusively available in the State of Colorado, in January 2021. Veryvell™ is produced and distributed within Colorado state lines following the state’s established regulatory framework for hemp-derived CBD in food and beverages and is exclusively distributed by Coors Distributing Company.

HEXO has also established the Keystone Isolation Technologies USA LLC (“KIT USA”) joint venture with Chroma Global Technologies Inc. to leverage the technology developed by KIT for its U.S. expansion plans. KIT USA will allow for in state, HEXO controlled cannabis extraction activity to support the manufacturing of CBD beverages and future products in the U.S. In addition to its Truss CBD USA joint venture with Molson Coors Beverage Company in the State of Colorado, the Company is aiming to enter select U.S. states and to offer its “Powered by HEXO®” products to U.S. CBD markets via KIT USA and future partners, to the extent that such activities fully comply with applicable laws. The Company has recently appointed a general manager for its U.S. operations who is based in the U.S. and will be responsible for all implementation aspects of U.S. operations, starting in the State of Colorado, including stand up and commissioning of production facilities, overseeing operations, supply chain and logistics, and building the Company’s U.S. team. The Company is currently seeking to acquire a facility in Colorado to use for its U.S. expansion plans, and that would be used by KIT USA in particular. The Company anticipates the acquisition costs and subsequent capital expenditures for retrofitting and improvement of this facility would cost approximately US$6.0 million and between US$16.5 million and US$49.5 million respectively. The Company contemplates funding any acquisition costs through existing cash resources while capital expenditures for subsequent retrofitting and improvement would occur in stages over time and be funded through future financing activities.

HEXO only conducts business outside of Canada in jurisdictions where such activities are legally permissible in accordance with the laws of the applicable jurisdictions and the rules and policies of the TSX and the NYSE.

The Company is selectively seeking strategic acquisitions and commercial partnerships and is in various stages of negotiations and due diligence in respect of certain potential acquisition and joint venture, investment or other commercial partnership opportunities, including advanced stage negotiations and due diligence in respect of one possible acquisition. There can be no assurance that any of these negotiations will result in acquisitions or joint ventures, investments or other commercial partnerships or, if they do, what the final terms or timing of such acquisitions or joint ventures, investments or other commercial partnerships would be. The Company expects to continue current negotiations and discussions and actively pursue other acquisition and joint venture, investment and other commercial partnership opportunities.

HEXO expects to require significant additional financing for its continued development, growth and currently contemplated or future business objectives and expansion plans, including additional anticipated contributions to its Truss Limited Partnership, Truss CBD USA, KIT and KIT USA joint ventures, contemplated U.S. expansion initiatives, potential additional expansion and improvements at its Belleville, Ontario production facility, and possible repayment of certain debts of Zenabis (as defined below) following the completion of the Zenabis Acquisition (as defined below).

Recent Developments

Changes to Board of Directors and Management Team

On November 9, 2020, HEXO announced that Trent MacDonald’s security clearance request under the Cannabis Act had been granted by Health Canada, and consequently that he was moving from his acting role of Chief Financial Officer to the permanent role of Chief Financial Officer.

On January 14, 2021, Rose Marie Gage was appointed to HEXO’s Board of Directors.

On February 8, 2021, Charles Bowman was appointed General Manager of HEXO’s U.S. operations. Mr. Bowman is based in the U.S. and will be responsible for all implementation aspects of HEXO’s U.S. operations, starting in the State of Colorado, including stand up and commissioning of production facilities, overseeing operations, supply chain and logistics, and building the Company’s U.S. team.

Share Consolidation

On December 17, 2020, the Company completed a consolidation of all of its issued and outstanding Common Shares on the basis of four (4) old Common Shares for one (1) new Common Share (the “Share Consolidation”). As a result of the Share Consolidation, the Company’s issued and outstanding Common Shares were reduced from 488,650,748 to approximately 122,162,687 (disregarding the treatment of any resulting fractional shares). In addition, the exercise or conversion price and the number of Common Shares issuable under the Company’s outstanding common share purchase warrants, convertible debentures, stock options and other securities exercisable for or convertible into Common Shares were proportionately adjusted to reflect the Share Consolidation in accordance with the respective terms thereof.

The purpose of the Share Consolidation was to increase the trading price of the Common Shares and regain compliance with the NYSE’s US$1.00 minimum share price continued listing standard (the “NYSE Price Listing Standard”). HEXO had received notification from the NYSE on April 7, 2020 that it was no longer in compliance with the NYSE Price Listing Standard as a result of the average closing price of the Common Shares on the NYSE falling below US$1.00 for a consecutive 30 trading-day period. On January 4, 2021, HEXO received notification from NYSE that it has regained compliance post-Share Consolidation.

Truss CBD USA Product Launch

On January 13, 2021, HEXO announced that Truss CBD USA, a joint venture between HEXO and Molson Coors Beverage Company, had launched Veryvell™, a new line of non-alcoholic, sparkling hemp-derived CBD beverages, exclusively available in the State of Colorado. Veryvell™ is produced and distributed within Colorado state lines following the state’s established regulatory framework for hemp-derived CBD in food and beverages and is exclusively distributed by Coors Distributing Company. Truss CBD USA is distinct from Truss Beverages, the joint venture between Molson Coors Beverage Company and HEXO in Canada that focuses on non-alcoholic, cannabis-infused beverages.

International Trademark Registration

On January 21, 2021, HEXO announced that following a two-year process, its trademark “Powered by HEXO®” was registered by the European Union Intellectual Property Office.

Acquisition of Zenabis Global Inc.

On February 16, 2021, HEXO entered into a definitive arrangement agreement (the “Zenabis Arrangement Agreement”) with Zenabis Global Inc. (“Zenabis”), under which HEXO will acquire all of Zenabis’ issued and outstanding common shares in an all-share transaction valued at approximately $235 million by way of court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Zenabis Acquisition”). Under the terms of the Zenabis Arrangement Agreement, Zenabis shareholders will receive 0.01772 of a Common Share in exchange for each Zenabis common share held (the “Exchange Ratio”). Common share purchase warrants, incentive securities and convertible debt securities of Zenabis will be adjusted in accordance with their terms to ultimately become exercisable to receive Common Shares based on the Exchange Ratio. The Zenabis Arrangement Agreement has been filed under the SEDAR profiles of HEXO and Zenabis on the SEDAR website at www.sedar.com.

Zenabis is a significant Canadian licensed cultivator of medical and recreational cannabis, which is a publicly listed company with its common shares listed for trading on the TSX. Zenabis employs staff coast-to-coast, across facilities in Atholville, New Brunswick; Langley, British Columbia; and Stellarton, Nova Scotia. Zenabis currently has 111,200 kg of licensed cannabis cultivation space across three licensed facilities in Canada, together with its cannabis import, export and processing joint venture, ZenPharm, operating from Birżebbuġa, Malta.

The Zenabis Arrangement Agreement includes customary provisions, including non-solicitation provisions, subject to the right of Zenabis to accept a superior proposal in certain circumstances, with HEXO having a period of five business days to exercise a right to match any such superior proposal for Zenabis. The Zenabis Arrangement Agreement also provides for a termination fee of $6.0 million payable by Zenabis to HEXO if the Zenabis Acquisition is terminated in certain specified circumstances, as well as reciprocal expense reimbursement fees if the Zenabis Acquisition is terminated by either party in certain other specified circumstances.

Further information regarding the Zenabis Acquisition is included in the information circular that Zenabis prepared, filed and mailed to its shareholders in connection with its special meeting of shareholders held on May 13, 2021 to consider and seek shareholder approval for the transaction. Shareholders of Zenabis approved the Zenabis Acquisition at the meeting. Zenabis subsequently obtained a final court order from the Supreme Court of British Columbia approving the Zenabis Acquisition on May 18, 2021. The Zenabis Acquisition is expected to be completed on or about June 1, 2021, subject to the satisfaction or waiver of all applicable conditions precedent.

Upon completion of the Zenabis Acquisition, existing HEXO and Zenabis shareholders would respectively own approximately 88% and 12% of HEXO on a pro forma fully-diluted basis (as of the date of the Zenabis

Arrangement Agreement). In addition, HEXO has undertaken in the Arrangement Agreement, within 90 days of closing of the Zenabis Acquisition, to increase the size of its Board of Directors by one director and cause one of the current directors of Zenabis, selected by HEXO, to be appointed to the Board of Directors in accordance with HEXO’s constating documents.

Contemporaneously with the signature of the Zenabis Arrangement Agreement, Zenabis entered into an agreement with HEXO for the issuance of an unsecured convertible debenture to HEXO in the principal amount of $19.5 million, evidencing both a cash advance extended by HEXO to Zenabis at the end of 2020 as well as a further advance extended to Zenabis contemporaneously with the announcement of the Zenabis Acquisition for the purpose of allowing Zenabis to pay a settlement for a dispute between Zenabis and one of its customers. The unsecured convertible debenture bears interest at a rate of 8% per annum and matures on February 15, 2023. The debenture is convertible, in whole or in part, at any time after the earlier of the termination of the Zenabis Arrangement Agreement and the then applicable “Outside Date” thereunder, at the option of HEXO, into common shares of Zenabis at a conversion price equal to the 5-day VWAP of the common shares on TSX for the five trading days prior to the date of conversion. Zenabis has the right to prepay the debenture, at its option and without penalty or premium, at any time after the earlier of the termination of the Arrangement Agreement and the then applicable “Outside Date” thereunder, subject to HEXO’s right to elect to convert the debenture into Zenabis common shares prior to the prepayment. A change of control of Zenabis, other than the Zenabis Acquisition with HEXO, shall result in the mandatory conversion of the debenture into common shares of Zenabis at a conversion price equal to the 5-day VWAP where the last day of the 5-day VWAP of the common shares on TSX shall be the trading day immediately preceding the trading day on which the first of any such change of control transactions is initially publicly announced whether by Zenabis or by the person proposing, intending or agreeing to effect the change of control transaction. The unsecured convertible debenture also contains a provision that prevents HEXO from acquiring, at any given time as a result of and upon conversion of the debenture (other than in respect of a mandatory conversion in the context of a change of control transaction), more than 9.9% of Zenabis’ common shares. The listing of the Zenabis common shares issuable pursuant to the conversion of the debenture is subject to the acceptance by the TSX.

The Zenabis Acquisition is not considered a significant probable acquisition under the significance tests set out in Part 8 of NI 51-102.

In connection with the Zenabis Acquisition, the Company expects to incur transaction and integration costs on a post-closing consolidated basis of approximately $15.0 million, including change of control payments and legal and other professional, consulting and finder fees. The Company also anticipates repaying certain debts of Zenabis post-closing. Plans for the debt repayments are not yet finalized but are anticipated to involve the repayment of debts in a total amount ranging from approximately $13.7 million to $125.0 million. The Company expects to fund these transaction and integration costs and repayment of certain amounts of the debts through existing cash resources. Additional debt repayments will depend on HEXO’s integration plans for Zenabis and the availability of funds from future financing activities.

Repayment of Credit Facility

On April 30, 2021, the Company repaid the total outstanding balance on its credit facility established with certain Canadian Schedule 1 chartered banks in February 2019, together with accrued interest and associated fees, in the amount of approximately $28.9 million. The Company may obtain additional debt financing in the future.

At-the-Market Equity Program

On May 11, 2021, the Company established an at-the-market equity program (the “ATM Program”) that allows the Company to issue and sell up to $150,000,000 (or its U.S. dollar equivalent) of Common Shares from treasury to the public, from time to time, at the Company’s discretion. All Common Shares sold under the ATM

Program will be made through “at-the-market distributions” as defined in National Instrument 44-102 – Shelf Distributions, including sales made through the TSX, the NYSE, or any other recognized marketplace on which the Common Shares are listed, quoted or otherwise traded in Canada and the United States. Distributions of the Common Shares under the ATM Program will be made pursuant to the terms of an equity distribution agreement dated May 11, 2021 (the “Distribution Agreement”) entered into among the Company, A.G.P./Alliance Global Partners and BMO Capital Markets Corp., as U.S. agents, and BMO Nesbitt Burns Inc., as Canadian agent (collectively, the “Agents”).

The volume and timing of distributions under the ATM Program, if any, will be determined in the Company’s sole discretion. The Common Shares will be distributed at the market prices prevailing at the time of each sale and, as a result, prices may vary as between purchasers and during the period of the ATM Program. The ATM Program will be effective until the earlier of the issuance and sale of all of the Common Shares issuable pursuant to the ATM Program and June 10, 2023, unless terminated prior to such date by the Company or the Agents in accordance with the terms of the Distribution Agreement.

The Company expects to use the net proceeds from the ATM Program for general corporate purposes, which may include: (i) costs associated with the Company’s U.S. expansion plans including the contemplated acquisition of a facility in the State of Colorado and its subsequent retrofitting and improvement; (ii) capital expenditures, including potential capital expenditures to make additional improvements to the production lines at the Company’s Belleville, Ontario facility; (iii) potential future acquisitions; (iv) working capital, including replenishing existing cash resources and working capital which will be used to fund certain transaction and integration costs and minimum debt repayments related to the Company’s proposed acquisition of Zenabis; and (v) repayment of additional debts owed by Zenabis following the completion of the Zenabis Acquisition.

The offering of Common Shares under the ATM Program is qualified by a prospectus supplement dated May 11, 2021 (the “ATM Prospectus Supplement”) to the Company’s Canadian short form base shelf prospectus dated May 7, 2021 (the “Equity Base Shelf Prospectus”), each filed with the securities commissions in each of the provinces and territories of Canada, and a prospectus supplement dated May 11, 2021 (the “U.S. ATM Prospectus Supplement”) to the Company’s U.S. base shelf prospectus (the “U.S. Equity Base Prospectus”) included in its registration statement on Form F-10 (the “Equity Registration Statement”) (File No. 333-255264) filed with the SEC on May 10, 2021. The Distribution Agreement, the ATM Prospectus Supplement and the Equity Base Shelf Prospectus are available on SEDAR at www.sedar.com, and the Distribution Agreement, U.S. ATM Prospectus Supplement, the U.S. Equity Base Prospectus and the Equity Registration Statement are available on the SEC’s website at www.sec.gov.

Acquisition of 48North Cannabis Corp.

On May 17, 2021, HEXO entered into a definitive arrangement agreement (the “48North Arrangement Agreement”) with 48North Cannabis Corp. (“48North”), under which HEXO will acquire all of 48North’s issued and outstanding common shares in an all-share transaction valued at approximately $50 million by way of court-approved plan of arrangement under the Canada Business Corporations Act (the “48North Acquisition”). Under the terms of the 48North Arrangement Agreement, 48North shareholders will receive 0.02366 of a Common Share in exchange for each 48North common share held (the “48North Exchange Ratio”). Common share purchase warrants and incentive securities of 48North will be adjusted in accordance with their terms to ultimately become exercisable to receive Common Shares based on the 48North Exchange Ratio. The 48North Arrangement Agreement will be filed under the SEDAR profiles of HEXO and 48North on the SEDAR website at www.sedar.com.

The 48North Acquisition needs to be approved by at least 66 2/3% of the votes cast by the shareholders of 48North present at a special meeting of 48North shareholders to be called by 48North to seek approval for the plan of arrangement to effect the 48North Acquisition. HEXO has entered into voting and support agreements with 48North’s directors and officers with respect to all 48North shares owned by them as well as voting and support agreements with certain other shareholders covering all of those shareholders’ common shares of 48North. As a result, in total approximately 25.9% of 48North’s issued and outstanding common shares are subject to signed voting and support agreements with commitments to support and vote in favour of the 48North Acquisition.

The 48North Arrangement Agreement includes customary provisions, including non-solicitation provisions, subject to the right of 48North to accept a superior proposal in certain circumstances, with HEXO having a period of five business days to exercise a right to match any such superior proposal for 48North. The Arrangement Agreement also provides for a termination fee of $2.0 million payable by 48North to HEXO if the 48North Acquisition is terminated in certain specified circumstances, as well as reciprocal expense reimbursement fees if the 48North Acquisition is terminated by either party in certain other specified circumstances.

In addition to the approval by 48North’s shareholders, the 48North Acquisition is subject to the receipt of certain regulatory, court and stock exchange approvals and the satisfaction of customary conditions precedent in transactions of this nature, as well as certain other specified conditions precedent set out in the Arrangement Agreement.

The 48North Acquisition also contemplates HEXO providing 48North with a $5 million subordinated secured bridge loan with a 6-month term within 30 days following signing of the 48North Arrangement Agreement to fund 48North’s short term working capital requirements.

Further information regarding the 48North Acquisition will be included in the information circular that 48North will prepare, file and mail to its shareholders in connection with its special meeting to be held to consider and seek shareholder approval for the transaction.

The 48North Acquisition is not considered a significant probable acquisition under the significance tests set out in Part 8 of NI 51-102 as of the date of this Prospectus Supplement.

SHARE STRUCTURE

The authorized capital of the Company consists of an unlimited number of Common Shares and an unlimited number of special shares issuable in series. As of the date of this Prospectus, there are 127,659,946 Common Shares issued and outstanding.

The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase of funds.

CONSOLIDATED CAPITALIZATION

There have been no material changes to the Company’s share and loan capitalization on a consolidated basis since January 31, 2021, the date of the Company’s most recent financial statements, except the following:

(a)	subsequent to January 31, 2021, a total of 60,313 Common Shares were issued pursuant to the exercise of stock options for gross proceeds of $193,673;

(b)

subsequent to January 31, 2021, a total of 125,702 Common Shares were issued pursuant to the exercise of common share purchase warrants for gross proceeds of $Nil (these warrants were exercised in accordance with a cashless exercise feature); and

(c)	subsequent to January 31, 2021, a total of 4,963,192 Common Shares were issued pursuant to sales under the ATM Program for gross proceeds of $13,313,215 and US$19,617,027.

The applicable Prospectus Supplement will describe any material change, and the effect of such material change, on the share and loan capitalization of the Company that will result from the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

The use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement relating to a specific offering and sale of Securities. Among other potential uses, the Company may use the net proceeds from the sale of Securities for general corporate purposes, including funding ongoing operations and/or working capital requirements, to repay indebtedness outstanding from time to time, expansion plans in the United States, capital projects and potential future acquisitions, including in relation to international expansion. All expenses relating to an offering of Securities and any compensation paid to underwriting dealers or agents as the case may be, will be paid out of the proceeds from the sale of Securities, unless otherwise stated in the applicable Prospectus Supplement.

The allocation of the net proceeds of any offering will vary depending on future developments in the Company’s business operations or unforeseen events, including those listed under the “Risk Factors” section of this Prospectus and in the documents incorporated herein by reference. For example, the Company generated negative operating cash flow for the year ended July 31, 2020 and the six months ended January 31, 2021. The Company cannot guarantee that it will attain or maintain positive operating cash flow in the future. To the extent the Company has negative cash flows in future periods, certain of the proceeds of any offering may be used to fund such negative operating cash flow in these periods. Management of the Company will retain broad discretion in allocating the net proceeds of any offering of Securities under this Prospectus, as well as the timing of their expenditure, and the Company’s actual use of the net proceeds will vary depending on the availability and suitability of investment opportunities and its operating and capital needs from time to time. See “Risk Factors – Discretion in the Use of Proceeds”.

The Company may, from time to time, issue securities (including Securities) other than pursuant to this Prospectus.

PLAN OF DISTRIBUTION

The Company may from time to time during the 25-month period that this Prospectus, including any amendments hereto, remains effective, offer for sale and issue up to an aggregate of $500,000,000 (or the equivalent in other currencies based on the applicable exchange rate at the time of the offering) in Securities hereunder.

The Company may offer and sell the Securities to or through underwriters or dealers purchasing as principals, and may also sell directly to one or more purchasers or through agents or pursuant to applicable statutory exemptions. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, as the case may be, engaged by the Company in connection with the offering and sale of the Securities, and will set forth the terms of the offering of such Securities, including, to the extent applicable, any fees, discounts or any other compensation payable to underwriters, dealers or agents in connection with the offering, the method of distribution of the Securities, the initial issue price, the proceeds that the Company will receive and any other material terms of the plan of distribution. Any initial offering price and discounts, concessions or commissions allowed or re-allowed or paid to dealers may be changed from time to time.

In addition, the Securities may be offered and issued in consideration for the acquisition of other businesses, assets or securities by the Company or one of its subsidiaries. The consideration for any such acquisition may consist of the Securities separately, a combination of Securities or any combination of, among other things, Securities, cash and assumption of liabilities.

The Securities may be sold from time to time in one or more transactions at a fixed price or prices or at prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing prices or at negotiated prices. The price at which the Securities will be offered and sold may vary from purchaser to purchaser and during the period of distribution.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from the Company or from other parties, including in the form of underwriters’, dealers’ or agents’ fees, commissions or concessions. Underwriters, dealers and agents that participate in the distribution of the Securities may be deemed to be underwriters for the purposes of applicable Canadian and/or U.S. securities legislation and any such compensation received by them from the Company and any profit on the resale of the Securities by them may be deemed to be underwriting commissions.

In connection with any offering of Securities, except as otherwise set out in a Prospectus Supplement relating to a particular offering of Securities, the underwriters, dealers or agents, as the case may be, may over-allot or effect transactions intended to fix, stabilize, maintain or otherwise affect the market price of the Securities at a level other than those which otherwise might prevail on the open market. Such transactions may be commenced, interrupted or discontinued at any time.

Underwriters, dealers or agents who participate in the distribution of the Securities may be entitled, under agreements to be entered into with the Company to indemnification by the Company against certain liabilities, including liabilities under Canadian and/or U.S. securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may be customers of, engage in transactions with, or perform services for, the Company in the ordinary course of business.

Unless otherwise specified in the applicable Prospectus Supplement, each series or issue of Securities will be a new issue of Securities with no established trading market. Accordingly, there is currently no market through which the Securities may be sold and purchasers may not be able to resell such Securities purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See “Risk Factors”.

DESCRIPTION OF SECURITIES

Securities

The following is a brief summary of certain general terms and provisions of the Securities that may be offered pursuant to this Prospectus. This summary does not purport to be complete and is indicative only. The specific terms and provisions of the Securities as may be offered pursuant to this Prospectus will be set forth in the applicable Prospectus Supplement pertaining to such offering of Securities, and the extent to which the general terms and provisions described below may apply to such Securities will be described in the applicable Prospectus Supplement. Securities may be offered separately or in combination with one or more other Securities. The Company may, from time to time, issue debt securities and incur additional indebtedness other than through the issuance of Securities pursuant to this Prospectus.

The Company may issue Securities in one or more series under an indenture (the “Base Indenture”) to be entered into between the Company and a trustee, as supplemented by a supplemental indenture or an officers’ certificate of the Company with respect to each series of Securities issued pursuant to the Base Indenture (the Base Indenture, as supplemented, the “Indenture”). To the extent applicable, the Indenture will be subject to and governed by the United States Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”). A copy of the form of the Base Indenture will be filed with the SEC as an exhibit to the Registration Statement, which this Prospectus forms a part, and is incorporated by reference herein. Except as otherwise specified in the applicable Prospectus Supplement, the Securities will constitute the direct, unconditional and unsecured obligations of the Company and shall rank pari passu and ratably without preference among themselves and pari passu with all other unsecured and unsubordinated obligations of the Company.

Prospective investors should read both the Prospectus and the Prospectus Supplement for a complete summary of all material terms relating to a particular series of Securities. Prospective investors should be aware that information in the applicable Prospectus Supplement may update, amend and supersede the following information regarding the general material terms and provisions of the Securities. Prospective investors also should refer to the Indenture, as it may be supplemented, for a complete description of all terms relating to the Securities. We will file as exhibits to the Registration Statement, of which this Prospectus forms a part, or will incorporate by reference from a report on Form 6-K that the Corporation furnishes to the SEC, any supplemental indenture describing the terms and conditions of Securities that we are offering before the issuance of such Securities. We will also file the final Indenture for any offering of Securities on SEDAR.

The applicable Prospectus Supplement will describe the specific terms relating to such Securities and the terms of the offering, including, where applicable, some or all of the following, among other matters:

•	the title of the Securities;

•

any limit on the aggregate principal amount of the Securities and, if no limit is specified, the Company will have the right to re-open such series for the issuance of additional Securities from time to time;

•	the date or dates, or the method by which such date or dates will be determined or extended, on which the principal (and premium, if any) of the Securities of the series is payable;

•

the rate or rates at which the Securities of the series will bear interest, if any, or the method by which such rate or rates will be determined, whether such interest will be payable in cash or additional Securities of the same series or will accrue and increase the aggregate principal amount outstanding of such series, the date or dates from which such interest will accrue, or the method by which such date or dates will be determined;

•	the place or places the Company will pay principal, premium and interest, if any, and the place or places where Securities can be presented for registration of transfer, exchange or conversion;

•

the period or periods within which, the price or prices at which, the currency (if other than U.S. dollars) in which, and other terms and conditions upon which Securities of the series may be redeemed, in whole or in part, at the option of the Company, if the Company is to have that option;

•

whether the Company will be obligated to redeem, repay or repurchase the Securities pursuant to any sinking or other provision, or at the option of a holder and the terms and conditions of such redemption, repayment or repurchase;

•

the denominations in which the Company will issue any registered Securities, if other than denominations of $2,000 and any multiple of $1,000 and, if other than denominations of $5,000, the denominations in which any unregistered Debt Security will be issuable;

•	the applicability of, and any changes or additions to, the provisions for defeasance;

•	whether the holders of any series of Securities have special rights if specified events occur;

•	any deletions from, modifications of or additions to the events of default or covenants;

•	whether the Company will issue the Securities as unregistered securities, registered securities or both;

•	the terms, if any, for any conversion or exchange of the Securities for any other securities;

•	whether payment of the Securities will be guaranteed by any affiliates of the Company, and the terms of such guarantees;

•	whether the payment of principal, interest and premium, if any, on the Securities will be the Company’s senior, senior subordinated or subordinated obligations; and

•	any other terms, conditions, rights and preferences (or limitations on such rights and preferences).

We may issue Securities bearing no interest or interest at a rate below the prevailing market rate at the time of issuance, and we may offer and sell the Securities at a discount below their stated principal amount. We may also sell any of the Securities for a foreign currency or currency unit, and payments on the Securities may be payable in a foreign currency or currency unit. In any of these cases, we may describe certain Canadian federal and U.S. federal income tax consequences and other special considerations in the applicable Prospectus Supplement.

We may issue Securities with terms different from those of Securities previously issued and, without the consent of the holders thereof, we may reopen a previous issue of a series of Securities and issue additional Securities of such series (unless the reopening was restricted when such series was created).

Unless otherwise provided in the applicable Prospectus Supplement, any guarantee by any affiliates of the Company in respect of the Securities would fully and unconditionally guarantee the payment of the principal of, and interest and premium, if any, on, such Securities when such amounts become due and payable, whether at maturity thereof or by acceleration, notice of redemption or otherwise. In addition, if there is more than one guarantor for any Securities, the guarantees would be joint and several as between the guarantors. We expect any guarantee provided in respect of Securities which are senior debt securities would constitute an unsubordinated and unsecured obligation of the applicable guarantor. Other Securities that we may issue also may be guaranteed by any affiliates of the Company and the terms of such guarantees (including any subordination) would be described in the applicable Prospectus Supplement and set forth in the applicable supplemental indenture. If any Securities are to be guaranteed, we expect that HEXO Operations Inc., a wholly-owned subsidiary of HEXO, would be the guarantor.

Common Shares

This Prospectus also qualifies the distribution of any Common Shares which may be issuable on conversion or repayment of the principal amount of any Securities and/or interest thereon, as provided for in any Prospectus Supplement. The following is a brief summary of the material attributes of the Common Shares. This summary does not purport to be complete. Common Shares may be sold separately or together with other Securities, as the case may be.

The holders of the Common Shares are entitled to one vote per share at all meetings of the shareholders of the Company either in person or by proxy. The holders of Common Shares are also entitled to dividends, if and when declared by the directors of the Company and the distribution of the residual assets of the Company in the event of a liquidation, dissolution or winding up of the Company. The Common Shares rank equally as to all benefits which might accrue to the holders thereof, including the right to receive dividends, voting powers, and participation in assets and in all other respects, on liquidation, dissolution or winding-up of the Company, whether voluntary or involuntary, or any other disposition of the assets of the Company among its shareholders for the purpose of winding up its affairs after the Company has paid out its liabilities. The Common Shares are not subject to call or assessment rights or any pre-emptive or conversion rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase of funds.

EARNINGS COVERAGE RATIOS

Earnings coverage ratios will be provided in the applicable Prospectus Supplement(s) with respect to any issuance of Securities pursuant to this Prospectus as required by applicable securities laws.

PRIOR SALES

Information in respect of prior sales of Securities distributed under this Prospectus will be provided, as required, in a Prospectus Supplement with respect to the issuance of Securities pursuant to such Prospectus Supplement.

TRADING PRICE AND VOLUME

The Common Shares are currently listed on the TSX and on the NYSE, in each case under the trading symbol “HEXO”. Trading price and volume of the Common Shares will be provided, as required, in each Prospectus Supplement.

DIVIDENDS

HEXO has never paid any dividends on its Common Shares. HEXO does not intend to pay any dividends on the Common Shares in the foreseeable future. In addition, HEXO is restricted from paying dividends pursuant to certain solvency tests prescribed by applicable corporate law and is currently subject to contractual restrictions on the payment of dividends if there is any event of default under its outstanding convertible unsecured debentures occurs. Any decision to pay dividends on the Common Shares in the future will be at the discretion of the Company’s Board of Directors and will depend on, among other things, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, any contractual restrictions and financing agreement covenants, the solvency tests imposed by corporate law and other factors that the Board of Directors may deem relevant.

CERTAIN CANADIAN AND UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

Owning any of the Securities may subject holders to tax consequences. The applicable Prospectus Supplement may describe certain Canadian federal income tax consequences to an initial investor who is a resident of Canada or a non-resident of Canada of acquiring, owning and disposing of any of the Securities offered thereunder. The applicable Prospectus Supplement may also describe certain United States federal income tax consequences of the acquisition, ownership and disposition of any of the Securities offered thereunder by an initial investor who is a U.S. Person (within the meaning of the U.S. Internal Revenue Code of 1986, as amended). Prospective investors should consult their own tax advisers prior to deciding to purchase any of the Securities.

RISK FACTORS

Before deciding to invest in any Securities, prospective investors of the Securities should consider carefully the risk factors and the other information contained and incorporated by reference in this Prospectus and the applicable Prospectus Supplement relating to a specific offering of Securities before purchasing the Securities, including those risks identified and discussed under the heading “Risk Factors” in the AIF, which is incorporated by reference herein. See “Documents Incorporated by Reference”.

An investment in the Securities offered hereunder is speculative and involves a high degree of risk. The risks and uncertainties described or incorporated by reference herein are not the only ones the Company may face. Additional risks and uncertainties, including those that the Company is unaware of or that are currently deemed immaterial, may also become important factors that affect the Company and its business. If any such risks actually occur, the Company’s business, financial condition and results of operations could be materially adversely affected.

Prospective investors should carefully consider the risks below and in the AIF and the other information elsewhere in this Prospectus and the applicable Prospectus Supplement and consult with their professional advisors to assess any investment in the Company.

Risks Related to the Securities

Return on Securities is not Guaranteed

There is no guarantee that the Securities will earn any positive return in the short term or long term. A holding of Securities is speculative and involves a high degree of risk and should be undertaken only by holders whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. A holding of Securities is appropriate only for holders who have the capacity to absorb a loss of some or all of their holdings.

Discretion in the Use of Proceeds

Management of the Company will have broad discretion with respect to the application of net proceeds received by the Company from the sale of Securities under this Prospectus or a future Prospectus Supplement and may spend such proceeds in ways that do not improve the Company’s results of operations or enhance the value of the Common Shares or its other securities issued and outstanding from time to time. Any failure by management to apply these funds effectively could result in financial losses that could have a material adverse effect on the Company’s business or cause the price of the securities of the Company issued and outstanding from time to time to decline.

Dilution

The Company may sell additional Common Shares or other Securities that are convertible or exchangeable into Common Shares in subsequent offerings or may issue additional Common Shares or other Securities to finance future acquisitions. The Company cannot predict the size or nature of future sales or issuances of securities or the effect, if any, that such future sales and issuances will have on the market price of the Common Shares. Sales or issuances of substantial numbers of Common Shares or other Securities that are convertible or exchangeable into Common Shares, or the perception that such sales or issuances could occur, may adversely affect prevailing market prices of the Common Shares. With any additional sale or issuance of Common Shares or other Securities that are convertible or exchangeable into Common Shares, investors will suffer dilution to their voting power and economic interest in the Company. Furthermore, to the extent holders of the Company’s stock options or other convertible securities convert or exercise their securities and sell the Common Shares they receive, the trading price of the Common Shares on the TSX and the NYSE may decrease due to the additional amount of Common Shares available in the market.

Volatile Market Price of the Common Shares

The market price of the Common Shares may be volatile and subject to wide fluctuations in response to numerous factors, many of which are beyond the Company’s control. This volatility may affect the ability of holders of Common Shares to sell their securities at an advantageous price. Market price fluctuations in the Common Shares may be due to the Company’s operating results failing to meet expectations of securities analysts or investors in any period, downward revision in securities analysts’ estimates, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors. These broad market fluctuations may adversely affect the market price of the Common Shares.

Financial markets historically at times experienced significant price and volume fluctuations that have particularly affected the market prices of equity securities of companies and that have often been unrelated to the operating performance, underlying asset values or prospects of such companies. Accordingly, the market price of the Common Shares may decline even if the Company’s operating results, underlying asset values or prospects have not changed. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. There can be no assurance that continuing fluctuations in price and volume will not occur. If such increased levels of volatility and market turmoil continue, the Company’s operations could be adversely impacted and the trading price of the Common Shares may be materially adversely affected.

Liquidity

There is currently no market through which the Securities may be sold and, unless otherwise specified in the applicable Prospectus Supplement, none of the Securities will be listed on any securities or stock exchange or any automated dealer quotation system. As a consequence, purchasers may not be able to resell Securities purchased under this Prospectus or any Prospectus Supplement. This may affect the pricing of the Securities in the secondary market, the transparency and availability of trading prices, the liquidity of these securities and the extent of issuer regulation. There can be no assurance that an active trading market for the Securities will develop or, if developed, that any such market will be sustained.

Holders of any Common Shares issued on conversion or repayment of Securities may be unable to sell significant quantities of Common Shares into the public trading markets without a significant reduction in the price of their Common Shares, or at all. There can be no assurance that there will be sufficient liquidity of the Common Shares on the trading market, and that the Company will continue to meet the listing requirements of the TSX and the NYSE or achieve listing on any other public listing exchange.

Risks Related to the Company and its Business

COVID-19

The outbreak of the novel coronavirus, or COVID-19, which was declared a pandemic by the World Health Organization in March 2020, has spread across the globe and is impacting economic activity worldwide. In response to the outbreak, governmental authorities in Canada and internationally have introduced various recommendations and measures to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing. The COVID-19 pandemic and the response of governmental authorities to try to limit it have had, and continue to have, a significant impact on the private sector and individuals, including unprecedented business, employment and economic disruptions.

Since the outbreak of the pandemic, the Company has taken various steps to mitigate the impact of COVID-19, including implementing precautionary measures at its facilities to ensure the safety of its staff and product consumers. These measures include: the formation of a COVID-19 response team which is tasked to manage the

Company’s information flow of COVID-19 updates, review public health and safety protocols as outlined by the appropriate governmental authorities and develop in house action plans to mitigate these risks and comply accordingly; the transfer of all functions possible to work from home; for those functions which need to remain “on site”, the implementation of precautionary measures involving social distancing, full personal protective equipment such as gloves and masks, and additional personal sanitation stations throughout our manufacturing and administrative facilities; the implementation of travel restrictions for work-related travel where deemed unnecessary; restricted visitor access to our facilities; and initiation of a “Hero Pay” program to support our cultivation and manufacturing employees who continue to work during the pandemic.

Fortunately, the Company’s operations, results and financial position have not been materially impacted by COVID-19 related issues. We have not experienced material disruptions in our labour inputs and cultivation and processing activities, there have been no indicators of material issues to our supply chain, and on the consumer side, product demand has remained stable and cannabis retail has been declared an essential service across Canada and, as such, our provincial distribution remains relatively unimpeded. While it remains uncertain as to whether COVID-19 will ultimately increase or diminish demand and sales of cannabis across Canada, we continue to work with provincial and private entities towards the goal of penetrating deeper into all markets and allow for the public to safely and reliably consume our products. We currently do not foresee any impact to supply to the market and, therefore, any impact on our cultivation, manufacturing and producing activities. However, despite these mitigation steps and the minimal impact on the Company’s business to date, the continued presence and spread of COVID-19 nationally and globally could have a material adverse impact on our business, operations, financial results, position and prospects, including through disruptions in our cultivation and processing activities, supply chains and sales channels, and a reduction in supply of, or demand for, the Company’s products.

Persistent social distancing measures and restrictions imposed by the federal, provincial and territorial governments in Canada on the movement of individuals and the distribution of cannabis in the country may adversely affect the Company’s cannabis sales. It is difficult for the Company to predict how the COVID-19 pandemic may affect the Company’s business in the future, including the effect it may have (positive or negative; long or short term) on the price of, and demand for, cannabis. It is possible that the COVID-19 pandemic could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects as well as the market for its securities and/or its ability to obtain financing. The extent to which the COVID-19 pandemic impacts the Company’s results will depend on future developments that are highly uncertain and cannot be predicted, including new information that may emerge concerning the duration of the outbreak, the severity of the virus, and the actions taken to contain its impact.

In addition, COVID-19 is impacting cannabis retail sales channels and may adversely affect the Company’s ability to successfully market and sell its products. While cannabis retail has been declared an essential service by provincial governments, with retailers continuing to operate with a mix of online and in-store sales and curbside pick-up and/or delivery services, and while licensed producers can continue production, the situation is uncertain. Moreover, sales volumes of cannabis may be adversely impacted by consumer “social distancing” behaviours. What further impact, if any, the COVID-19 pandemic may have on cannabis retail markets is unpredictable. The COVID-19 pandemic may also negatively impact service levels with Health Canada, which licences and regulates the Company’s operations. The continued spread of COVID-19 nationally and globally could also lead to a deterioration of general economic conditions including a possible national or global recession.

Due to the speed with which the COVID-19 situation is developing and the uncertainty of its magnitude, outcome and duration, it is not possible to estimate its impact on our business, operations or financial results; however, the impact could be material. The Company continues to monitor the situation and work with its stakeholders, including employees, customers and suppliers, in order to assess further possible implications to its business, supply chain and customers, and, where practicable, mitigate adverse consequences and responsibly address this global pandemic.

Reliance on Licences and Licence Renewals

HEXO’s business operations are dependent on being licensed under the Cannabis Act. All licences must be renewed annually or as otherwise provided in each licence. HEXO currently holds four licences having expiry dates ranging between December 6, 2022 and October 25, 2024. Prior to the expiry of each licence, HEXO must submit to Health Canada an application for renewal of the licence containing information prescribed by the Cannabis Act. Failure to comply with the requirements of the licences or any failure to renew all or any of the licences would have a material adverse impact on the business, financial condition, results of operations and prospects of HEXO.

HEXO believes it is complying in all material respects with the terms of its licences and it is not aware of any reason why it would not be able to renew its licences upon their expiry. However, there can be no guarantee that Health Canada will renew all or any of the licences, or that any renewals will occur in a timely fashion or on terms similar to HEXO’s existing licences or otherwise acceptable to HEXO and its business. Should Health Canada not renew HEXO’s licences, delay the renewal of the licences or renew the licences on different terms, the business, financial condition, results of operations and prospects of HEXO would be materially adversely affected.

Regulatory Risks

The adult-use and medical cannabis industries and markets are subject to a variety of laws in Canada, the United States and elsewhere.

In Canada, the Cannabis Act came into force on October 17, 2018, legalizing the sale of cannabis for adult recreational use. Prior to the Cannabis Act coming into force, only the sale of medical cannabis was legal. The Cannabis Act and regulations thereunder provides a licensing and regulatory scheme governing the production, importation, exportation, testing, packaging, labelling, delivery, transportation, sale, possession and disposal of cannabis for non-medical (i.e., adult use) use, and medical use. Further, on October 17, 2019, targeted amendments to the Cannabis Act and Cannabis Regulations came into force, adding three new authorized classes of cannabis for sale: edibles, extracts and topicals.

In the United States, despite cannabis having been legalized at the state level for medical use in many states and for adult use in a number of states, cannabis containing 0.3% or more THC continues to be categorized as a Schedule I controlled substance under the Controlled Substances Act (the “CSA”) and subject to the Controlled Substances Import and Export Act (the “CSIEA”). HEXO does not currently produce or distribute any cannabis products in the United States or accept payments from any party that does so. While HEXO is entering into the U.S. CBD market, it will only do so in full compliance with the CSA, the CSIEA and all other applicable federal and state laws. Therefore, HEXO believes that it is not and will not become subject to the CSA or CSIEA. Nonetheless, violations of any U.S. federal laws and regulations, such as the CSA and the CSIEA, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including, but not limited to, disgorgement of profits, cessation of business and activities or divestiture.

The business and activities of the Company are heavily regulated in all jurisdictions where it carries on business. The Company’s operations are subject to various laws, regulations and guidelines by governmental authorities, particularly Health Canada, relating to the manufacture, marketing, management, transportation, storage, sale and disposal of cannabis, and also including laws and regulations relating to health and safety, the conduct of operations and the protection of the environment. Laws and regulations, applied generally, grant government agencies and self-regulatory bodies broad administrative discretion over the activities of the Company, including the power to limit or restrict business activities as well as impose additional disclosure requirements on the Company’s products and services.

The Company is dependent upon regulatory approvals and licences for its ability to grow, process, package, store and sell its products. Achievement of the Company’s business objectives are contingent, in part, upon ongoing compliance with regulatory requirements implemented by these governmental authorities and obtaining all regulatory approvals, where necessary, for the production and sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, financial condition, results of operations and prospects of the Company.

Further, HEXO is subject to ongoing inspections by Health Canada to monitor HEXO’s compliance with its licencing requirements. HEXO’s existing licences and any new licences that it may obtain in the future in Canada or other jurisdictions may be revoked or restricted at any time in the event that HEXO is found not to be in compliance. Should HEXO fail to comply with the applicable regulatory requirements or with conditions set out under its licences or should its licences be revoked, HEXO may not be able to continue producing or distributing cannabis in Canada. Failure to comply with the laws and regulations applicable to its operations may lead to possible sanctions including the revocation or imposition of additional conditions on licences to operate the Company’s business; the suspension or expulsion from a particular market or jurisdiction or of its key personnel; product recalls or seizures; and, the imposition of fines and censures or criminal charges.

In addition, we may be subject to enforcement proceedings resulting from a failure to comply with applicable regulatory requirements in Canada or other jurisdictions, which could result in:

•	damage awards;

•	revocation of, suspension of or imposition of additional conditions on our licences;

•	the denial of the renewal of our existing licences, authorizations or permits;

•	the denial of the approval of any applications for future licences, authorizations or permits;

•	recalls of products or product seizures;

•	the suspension or expulsion from a particular market or jurisdiction or of our key personnel;

•	the imposition of future operating restrictions on our business or operations; or

•	the imposition of civil, regulatory or criminal fines or penalties against the Company, its officers and directors and other parties.

These enforcement actions could delay or entirely prevent the Company from continuing the production, testing, marketing, sale or distribution of its products and divert management’s attention and resources away from its business operations. In addition, changes in regulations, government or judicial interpretation of regulations, or more vigorous enforcement thereof or other unanticipated events could require extensive changes to our operations, increase compliance costs or give rise to material liabilities or a revocation of our licences and other permits. Furthermore, governmental authorities may change their administration, application or enforcement procedures at any time, which may adversely impact our ongoing regulatory compliance costs. There is no assurance that we will be able to comply or continue to comply with applicable regulations.

To the extent that there are changes to the existing or the enactment of future laws and regulations that affect the sale or offering of the Company’s product or services in any way, the Company’s revenues may be adversely affected.

Regulatory Developments

The commercial adult-use and medical cannabis industry is a relatively new industry in Canada. The effect of Health Canada’s application, administration and enforcement of the regime established by it to regulate the industry on HEXO and its business in Canada, or the application, administration and enforcement of the laws of other countries by the applicable regulators in those countries, may significantly delay or impact HEXO’s ability to participate in the Canadian adult-use and medical cannabis markets or, potentially, adult-use and medical cannabis markets outside Canada, to develop, produce and sell cannabis products.

Further, Health Canada or other applicable regulatory authorities may change their application, administration or interpretation of the applicable regulations or their compliance or enforcement procedures at any time. Any such changes could require HEXO to revise its ongoing compliance procedures, requiring it to incur increased compliance costs and expend additional resources. There is no assurance that HEXO will be able to comply or continue to comply with applicable regulations.

Development of Canadian Adult-Use Recreational Market

The Cannabis Act and Cannabis Regulations came into effect on October 17, 2018 and govern the federal legalization and regulation of adult-use cannabis in Canada. The Cannabis Act sets out broad prohibitions on the promotion of cannabis. Under the Cannabis Act, subject to certain limited exceptions, it is prohibited to promote cannabis, cannabis accessories or any service related to cannabis, including: (i) by means of a testimonial or endorsement; (ii) doing so in a manner where there are reasonable grounds to believe it could be appealing to young persons; and (iii) presenting it or any of its brand elements in a manner that associates it or the brand element with or evokes a positive or negative emotion about or image of a way of life, such as one that includes glamour, recreation, excitement, vitality, risk or daring. The Cannabis Act also sets out strict requirements for packaging.

Further, on October 17, 2019, targeted amendments to the Cannabis Act and Cannabis Regulations came into force, adding three new authorized classes of cannabis for sale: edibles, extracts and topicals. The amendments introduced new regulatory controls to address sale of the new product classes, content and product specifications, packaging and licensing requirements. The effect of Health Canada’s administration, application and enforcement of this new regulatory regime on the Company is unknown and the interpretation and application of the regulations may change at any time, or their implementation may be delayed. There is no assurance that the Company will be able to comply with these new regulations.

In addition, the governments of every Canadian province and territory have enacted and implemented their respective regulatory regimes for the distribution and sale of cannabis for adult-use purposes within those jurisdictions. Various different models for distribution and sale have been implemented in each jurisdiction across Canada including government-operated retail and/or distribution models, privately operated retail and/or distribution models and hybrid approaches. These provincial or territorial legislation and regulatory regimes may change in ways that impact our ability to continue our business as currently conducted or proposed to be conducted. There is no guarantee that provincial or territorial regulatory regimes governing the distribution and sale of cannabis for adult-use purposes in each jurisdiction will remain as currently enacted or that any such legislation and regulation will create the growth opportunities that the Company currently anticipates. The federal and provincial or territorial legislation and regulatory regimes for cannabis products also include excise duties payable by licensed cannabis producers on adult-use cannabis products, in addition to goods and services tax/harmonized sales tax in certain provinces and territories. The rate of the excise duties for cannabis products varies by province and territory. Any significant increase in the rate of excise duties on cannabis products in the future could reduce consumer demands for cannabis products and adversely impact the adult-use cannabis industry and market in general. In addition, any increase in the rate of excise duties on cannabis products in the future could reduce the Company’s margins and profitability in the event that the Company could not or chose not to pass along such increases to consumers. Any of the foregoing could result in a material adverse effect on the Company’s business, financial condition, results of operations and prospects.

Cash Flow from Operations and Need for Additional Financing

The Company generated negative operating cash flow for the year ended July 31, 2020 and the six months ended January 31, 2021. The Company cannot guarantee that it will attain or maintain positive operating cash flow in the future. To the extent that the Company has negative cash flows in future periods, certain of the proceeds of any offering may need to be allocated to funding this negative cash flow in addition to the Company’s operational expenses or other activities. Moreover, HEXO may require additional financing to fund its operations to the point where it is generating positive cash flows, and continued negative cash flow may restrict HEXO’s ability to pursue its business objectives.

As at April 30, 2021, and following the Company’s repayment of the total outstanding balance on its credit facility, the Company had approximately $81.0 million in cash and approximately $240.0 million in working capital. The Company’s existing cash and working capital are expected to provide sufficient liquidity to meet necessary cash outflow requirements for at least the next twelve months. If additional liquidity is required, management plans to secure the necessary financing through the issuance of new public or private equity or debt instruments. There is no assurance that additional future funding will be available to the Company, or that it will be available on terms which are acceptable to management.

HEXO expects, however, to require significant additional financing for its continued development, growth and its currently contemplated or future business objectives and expansion plans, including additional anticipated contributions to its Truss Limited Partnership, Truss CBD USA, KIT and KIT USA joint ventures, contemplated U.S. expansion initiatives, potential additional expansion and improvements at its Belleville, Ontario production facility, and possible repayment of Zenabis debts following the completion of the Zenabis Acquisition. The failure to raise such capital could result in the delay or indefinite postponement of all or any of the Company’s currently contemplated or future business objectives and expansion plans and impede its continued development and growth. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable to HEXO. If additional funds are raised through issuances of equity or convertible debt securities, existing shareholders could suffer significant dilution, and any new equity securities issued could have rights, preferences and privileges superior to those of holders of Common Shares.

In addition, from time to time, HEXO may enter into transactions to acquire assets or the shares of other companies. These transactions may be financed wholly or partially with debt, which may temporarily increase HEXO’s debt levels above industry standards. Any debt financing secured in the future could involve restrictive covenants relating to capital raising activities and other financial and operational matters, which may make it more difficult for HEXO to obtain additional capital and to pursue business opportunities, including potential acquisitions.

Restrictions on U.S. Activities

HEXO only conducts business outside of Canada in jurisdictions where such activities are legally permissible in accordance with the laws of the applicable jurisdictions and the rules and policies of the TSX and the NYSE. Following the passage of the 2018 Farm Bill, the Company is actively working on expansion plans in the United States where and as permitted to take advantage of opportunities in hemp-derived CBD products and markets, such as the Truss CBD USA joint venture with Molson Coors Beverage Company in the State of Colorado and the establishment of KIT USA. The Company expects to use a portion of the proceeds from the Offering for these expansion plans.

The passage of the 2018 Farm Bill in December 2018 removed industrial hemp and hemp-derived products with a THC concentration of not more than 0.3% (dry weight basis) from Schedule I of the U.S. Controlled Substances Act (the “CSA”). This has the effect of legalizing the cultivation of industrial hemp for commercial purposes, including the production of CBD and other cannabinoids, except for THC, subject to regulations to be developed by the U.S. Department of Agriculture. Despite cannabis having been legalized at the state level for medical use in many states and for adult use in a number of states, cannabis containing 0.3% or more THC continues to be categorized as a Schedule I controlled substance under the CSA and subject to the U.S. Controlled Substances Import and Export Act (the “CSIEA”).

CBD is increasingly used as an ingredient in food and beverages, as an ingredient in dietary supplements and as an ingredient in cosmetics, thereby generating new investments and creating employment in the cultivation and processing of hemp and hemp-derived products. Foods and beverages, dietary supplements, pharmaceuticals, and cosmetics containing CBD are all subject to regulation under the U.S. Federal Food, Drug and Cosmetics Act (the “FDCA”). The FDA has asserted that CBD is not a lawful ingredient in foods and beverages, supplements and pharmaceuticals (unless FDA-approved). As such, in the future if it decided to commercialize products containing CBD, and although the Company would work to maintain compliance with all applicable regulatory requirements, any potential FDA enforcement action against the Company could result in a number of negative consequences, including fines, disgorgement of profits, recalls or seizures of products, or a partial or total suspension of the Company’s production or distribution of its products.

HEXO does not currently produce or distribute any cannabis products in the United States or accept payments from any party that does so. While HEXO is entering into the U.S. CBD market, it will do so in full compliance with the CSA, the CSIEA, the FCDA and all other applicable federal and state laws. Nonetheless, violations of any U.S. federal laws and regulations could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by either the U.S. federal government or private citizens or criminal charges, including, but not limited to, disgorgement of profits, cessation of business and activities or divestiture.

HEXO’s U.S. expansion plans are also subject to the rules of the TSX. On October 16, 2017, the TSX provided clarity regarding the application of Sections 306 (Minimum Listing Requirements) and 325 (Management) and Part VII (Halting of Trading, Suspension and Delisting of Securities) of the TSX Company Manual (collectively, the “TSX Requirements”) to applicants and TSX-listed issuers with business activities in the cannabis sector. In TSX Staff Notice 2017-0009, the TSX notes that issuers with ongoing business activities that violate U.S. federal law regarding cannabis are not in compliance with the TSX Requirements. These business activities may include (i) direct or indirect ownership of, or investment in, entities engaging in activities related to the cultivation, distribution or possession of cannabis in the U.S., (ii) commercial interests or arrangements with such entities, (iii) providing services or products specifically targeted to such entities, or (iv) commercial interests or arrangements with entities engaging in providing services or products to U.S. cannabis companies. The TSX reminded issuers that, among other things, should the TSX find that a listed issuer is engaging in activities contrary to the TSX Requirements, the TSX has the discretion to initiate a delisting review. Failure by the Company to comply with the requirements could have an adverse effect on its business.

HEXO does not engage in any U.S. cannabis-related activities as defined in Canadian Securities Administrators Staff Notice 51-352, and does not engage in any other activities involving cannabis or hemp with any level of THC or CBD in the United States except to the extent fully in compliance with U.S. federal law and all applicable state laws. We only conduct business in jurisdictions outside of Canada where such operations are legally permissible in accordance with all of the federal laws, and the state, provincial or similar laws, of the foreign jurisdiction, the federal, provincial and territorial laws of Canada and our regulatory obligations to the TSX. In addition, HEXO does not currently have any partnerships, joint ventures or similar arrangements with U.S.-based companies that may themselves participate in the U.S. cannabis market except in compliance with U.S. federal law and all applicable state laws.

Investment Company Act Status

The U.S. Investment Company Act of 1940, as amended (the “Investment Company Act”), prohibits a non-U.S. issuer that is an “investment company” as defined therein from making public offers or sales of securities in the United States. An issuer generally will be deemed to be an “investment company” for purposes of the Investment Company Act if it owns or proposes to acquire “investment securities” having a value exceeding 40% of the value of its total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis.

While we do not currently believe we are an “investment company,” we hold assets that are investment securities, including our interests in Truss Limited Partnership and Truss CBD USA. We do not control the ability to restructure the Truss arrangement such that it is not an investment security. We also intend to enter into other joint ventures or similar arrangements, which may involve investment securities. If the value of our interests in Truss Limited Partnership and Truss CBD USA, in other joint ventures or in other investment securities relative to our total assets were to increase, we may be deemed to be an investment company. In that case, we may not be able to raise additional funds through public offers and sales of securities in the United States. We would not be able to avoid this outcome by registering as an investment company under the Investment Company Act because the Investment Company Act generally prohibits non-U.S. entities from registering and also imposes many restrictions on the capital structure, governance, and activities of registered investment companies, which we would be unable to comply with.

PFIC Status

Based upon the nature of the Company’s current business activities, the Company does not believe it was a “passive foreign investment company” (“PFIC”) for U.S. income tax purposes for its 2020 fiscal year, and does not expect to be a PFIC in its current taxation year. However, the tests for determining PFIC status are based upon the composition of the income and assets of the Company and its subsidiaries and affiliates from time to time, and it is difficult to make accurate predictions of future income and assets. Accordingly, there can be no assurance that the Company will not become a PFIC in the future. A non-U.S. corporation generally will be considered a PFIC for any taxable year if either: (i) at least 75% of its gross income is passive income; or (ii) at least 50% of the value of its assets is attributable to assets that produce or are held for the production of passive income (which generally includes cash). If the Company were to be classified as a PFIC for any taxation year, such characterization could result in adverse U.S. income tax consequences to certain investors in the Company in the United States.

Risks Relating to the Zenabis Acquisition

There can be no assurance that the Company will complete the Zenabis Acquisition. The completion of the Zenabis Acquisition is subject to the satisfaction of certain conditions which include, among others, the performance by Zenabis and HEXO of their respective obligations and covenants in the Arrangement Agreement.

The Zenabis Acquisition may not be completed, or may not be completed on the terms currently anticipated, as a result of a number of factors, including the failure of the parties to satisfy one or more of the conditions to closing. There can be no assurance the conditions to closing will be satisfied or waived, or that other events will not intervene to delay or result in the failure to close the Zenabis Acquisition. Delays in closing the Zenabis Acquisition or the failure to close the Zenabis Acquisition may result in the Company incurring additional costs in connection with such delay, termination of the Arrangement Agreement and/or the failure to achieve the anticipated benefits of the Zenabis Acquisition. Any delay in closing or a failure to close the Zenabis Acquisition could also have a negative impact on the Company’s business and the trading price of the Common Shares. For instance, the Company could experience negative reactions from the financial markets, which could cause a decrease in the market price of the Common Shares, particularly if the market price reflects market assumptions that the Zenabis Acquisition will be completed or completed on certain terms. There could also be negative impact on the Company’s ability to attract future acquisition opportunities.

The business and operations of Zenabis are outside HEXO’s control until completion of the Zenabis Acquisition. Although the Arrangement Agreement contains certain covenants on the part of Zenabis regarding the operation of its business prior to closing the Zenabis Acquisition, the Company will not control Zenabis until the completion of the Zenabis Acquisition, and Zenabis’ business and results of operations may be adversely affected by events that are outside of the Company’s control during the interim period.

The historic and current performance of Zenabis’ business and operations may not be indicative of its success in future periods, and the future performance of Zenabis’ business may be influenced by, among other factors, general economic conditions, unfavorable regulatory decisions, litigation, the occurrence or discovery of new liabilities and other factors beyond our and Zenabis’ control. As a result of any one or more of these factors, among others, the operations and financial performance of Zenabis may be negatively affected, which may adversely affect the future financial results of both Zenabis and the Company.

There can be no assurance that HEXO will be able to successfully integrate Zenabis with its business or otherwise realize the expected benefits of the Zenabis Acquisition. Achieving the potential benefits of the acquisition of Zenabis will depend in part on HEXO’s ability to successfully integrate the functions, operations, information technology and accounting systems and personnel of Zenabis in a timely and efficient manner, as well as on HEXO’s ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating Zenabis with its business following completion of the Zenabis Acquisition. Special risks related to the Zenabis Acquisition and integration of Zenabis exist, including possible unanticipated costs and liabilities, unanticipated weaknesses in internal controls, diversion of management’s attention and the loss of key employees or customers, as well as potential environmental liabilities in relation to one of Zenabis’ facilities which have not yet been fully investigated or determined, if at all. A variety of factors, including the risk factors set forth in this Prospectus and the documents incorporated by reference herein, may also adversely affect the likelihood of the anticipated benefits of the acquisition.

Although the completion of the Zenabis Acquisition is not currently expected to have a material impact on HEXO’s revenue or expenses in 2021, the Company has incurred, and expects to continue to incur, a number of costs associated with the completion of the Zenabis Acquisition, the integration of Zenabis into the Company’s operations and achieving the desired synergies. HEXO will incur transaction fees and costs related to formulating and implementing integration plans, including facilities and systems consolidation costs and employment-related costs. Other non-recurrent transaction costs related to the Zenabis Acquisition include, but are not limited to, fees paid to legal, financial and accounting advisors, as well as other related costs. HEXO continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the acquisition and integration of the two companies’ businesses. In addition, even if successfully integrated, Zenabis’ business may prove costly to operate and result in unexpected expenses and inefficiencies. Although HEXO expects that the elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, should allow it to offset integration-related costs over time, this net benefit may not be achieved in the near term, or at all.

The completion of the Zenabis Acquisition and the integration of Zenabis into the Company’s operations could cause the attention of the Company’s management to be diverted from the day-to-day operations. These disruptions could be exacerbated by a delay in the completion of the Zenabis Acquisition and could have an adverse effect on the business, operating results or prospects of the Company regardless of whether the Zenabis Acquisition is ultimately completed.

The consideration payable by us in connection with the Zenabis Acquisition will be satisfied by the issuance of Common Shares based on the Exchange Ratio. In addition, in connection with the Zenabis Acquisition, the Company expects to incur transaction and integration costs on a post-closing consolidated basis of approximately $15.0 million, including change of control payments and legal and other professional, consulting and finder fees. The Company also anticipates repaying certain debts of Zenabis post-closing. Plans for the debt repayments are not yet finalized but are anticipated to involve the repayment of debts in a total amount ranging from approximately $13.7 million to $125.0 million. The Company expects to fund these transaction and integration costs and repayment of certain amounts of the debts through existing cash resources. Additional debt repayments will depend on HEXO’s integration plans for Zenabis and the availability of funds from future financing activities. Consequently, holders of our Common Shares will incur dilution as a result of the Zenabis Acquisition.

MATERIAL CONTRACTS

Except for material contracts entered into in the ordinary course of business, the only material contracts entered into by the Company within the most recently completed financial year and through to the date of this Prospectus, or prior thereto and that are still in effect as of the date hereof, are set forth below:

(a)

the lease dated October 30, 2018 between HEXO Operations Inc. and Belleville Complex Inc. with respect to the Company’s Belleville facility, as amended by lease amending agreements between HEXO Operations Inc. and Belleville Complex Inc. dated October 22, 2019 and May 1, 2020;

(b)

the supplemental warrant indenture dated May 24, 2019 among the Company, Newstrike Brands Ltd. (now HEXO Operations Inc.) and TSX Trust Company with respect to the common share purchase warrants issued by Newstrike Brands Ltd. under a public offering completed on June 19, 2018 and which expire on June 19, 2023;

(c)

the indenture dated December 5, 2019 between the Company and TSX Trust Company as trustee with respect to the unsecured convertible debentures issued by the Company under a private placement on December 5, 2010 and which mature on December 5, 2022, as amended by the first supplemental indenture dated May 29, 2020 between the Company and TSX Trust Company as trustee;

(d)

the warrant indenture dated April 13, 2020 between the Company and TSX Trust Company as warrant agent with respect to the common share purchase warrants of the Company issued under a public offering completed on April 13, 2020 and which expire on April 13, 2025;

(e)

the warrant indenture dated May 21, 2020 between the Company and TSX Trust Company as warrant agent with respect to the common share purchase warrants of the Company issued under a public offering completed on May 21, 2020 and which expire on May 21, 2025;

(f)

the warrant indenture dated June 5, 2020 between the Company and TSX Trust Company as warrant agent with respect to the common share purchase warrants of the Company issued under an early conversion of a portion of the Company’s unsecured convertible debentures on June 10, 2020 and June 30, 2020 and which expire on June 10, 2023 and June 30, 2023 respectively;

(h)	the Arrangement Agreement dated February 16, 2021 between the Company and Zenabis; and

(i)	the Distribution Agreement dated May 11, 2021 between the Company and the Agents in respect of the ATM Program.

Additional details with respect to the terms of these contracts are included elsewhere in this Prospectus or in the documents incorporated by reference herein. Copies of the material contracts noted above are available under the Corporation’s SEDAR profile at www.sedar.com or in the United States through EDGAR at the website of the SEC at www.sec.gov/edgar.

INTERESTS OF EXPERTS

The following persons or companies are named as having prepared or certified a report, valuation, statement or opinion in this Prospectus, either directly or in a document incorporated herein by reference, and whose profession or business gives authority to the report, valuation, statement or opinion made by the expert.

The Company’s audited consolidated financial statements as at and for the year ended July 31, 2020 were audited by PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm, as set forth in their report on such financial statements. The audited consolidated financial statements have been incorporated by reference into this Prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. PricewaterhouseCoopers LLP is independent of HEXO within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the applicable rules and regulations adopted by the SEC and the PCAOB.

The Company changed its auditor to PricewaterhouseCoopers LLP on January 31, 2020, and the Company’s audited consolidated financial statements for the year ended July 31, 2019 were audited by MNP LLP, Chartered Professional Accountants, as set forth in their report on such financial statements. The audited consolidated financial statements have been incorporated by reference into this Prospectus in reliance upon the report of such firm given upon their authority as experts in accounting and auditing. MNP LLP was independent of HEXO within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of Ontario and within the meaning of the applicable rules and regulations adopted by the SEC and the PCAOB until January 31, 2020.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to any Securities offered, certain legal matters relating to Canadian law in connection with the offering of the Securities will be passed upon on behalf of HEXO by DLA Piper (Canada) LLP, and certain legal matters relating to United States law in connection with the offering of the Securities will be passed upon on behalf of HEXO by DLA Piper LLP (US). In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters, dealers or agents by counsel to be designated at the time of the offering by such underwriters, dealers or agents, as the case may be.

TRANSFER AGENT AND REGISTRAR

The registrar and transfer agent for the Common Shares is TSX Trust Company at its office in Toronto, Ontario. The co-transfer agent for the Common Shares in the United States is Continental Stock Transfer & Trust Company at its office in New York, New York.

DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT

The following documents will be filed with the SEC as part of the registration statement to which this Prospectus forms a part: (i) the documents listed under “Documents Incorporated by Reference”; (ii) the consents of the Company’s auditors; (iii) powers of attorney from the directors and certain officers of the Company; and (iv) the Base Indenture in respect of the Securities.